
09037399

THE ART OF CHANGE

ROLLINS®

2008 Annual Report


ORKIN

TABLE OF CONTENTS

COMPANY OVERVIEW

Rollins, Inc. is a premier consumer and commercial services company consisting of its wholly-owned subsidiaries: Orkin, Inc., Western Pest Services, The Industrial Fumigant Company, HomeTeam Pest Defense, and Crane Pest Control. The Company provides essential pest control services and protection against termite damage, rodents and insects to more than 2 million customers in the United States, Canada, Mexico, Central America, the Caribbean, the Middle East and Asia from over 500 locations. You can learn more about our subsidiaries by visiting our web sites at www.orkin.com, www.westernpest.com, www.indfumco.com, www.pestdefense.com, www.cranepestcontrol.com and www.rollins.com.

2008 FINANCIAL HIGHLIGHTS

Rollins, Inc. and Subsidiaries
All earnings per share and dividends per share have been restated for the 2007 and 2005 three-for-two stock splits effective December 10, 2007, and March 10, 2005, respectively.

OPERATIONS SUMMARY

in thousands except per share data

	2008	2007	2006	2005	2004
Revenues	$1,020,564	$894,920	$858,878	$802,417	$750,884
Net Income	68,934	64,731	57,809	52,773	52,055
Earnings Per Share—Basic					
Net Income	0.69	0.65	0.57	0.52	0.51
Earnings Per Share—Diluted					
Net Income	0.69	0.64	0.56	0.51	0.49
Dividends per Share	0.25	0.20	0.17	0.13	0.11
FINANCIAL POSITION					
Total Assets	$572,517	$475,228	$453,175	$438,420	$418,780
Noncurrent Capital					
Lease Obligations	171	601	124	560	–
Long-Term Debt	2,103	775	660	456	1,700
Stockholders' Equity	228,433	233,553	211,459	176,951	167,549
Shares Outstanding at Year-End	100,041	100,636	101,837	102,017	102,756

ADDITIONAL SHARE DATA

	2008	2007	2006	2005	2004
Closing Price as of December 31st	$18.08	$19.20	$14.74	$13.14	$11.70
Shares Acquired	1,385	2,374	1,510	2,478	86



TO OUR SHAREHOLDERS

As businesses and consumers faced enormous challenges in 2008, Rollins maintained its momentum by growing revenues and profits. We continued to see the benefits from our program investments, which are contributing to sales increases as well as improved service delivery. Our strong balance sheet has allowed us to pursue strategic acquisitions and return cash to our investors in the form of dividends. Rollins' more than 10,000 co-workers have made all of this possible while providing the industry's highest level of quality service. Although we are not immune to the hardships of today's struggling economy, our results demonstrate the resiliency of our business in difficult conditions.

OUTSTANDING FINANCIAL RESULTS

2008 was a record year for Rollins, Inc. We produced the highest revenue and profits in the Company's history, and it was our 11th consecutive year of revenue and profit improvement. Revenue exceeded $1 billion for the first time, up from $894.9 million in 2007. Net income rose 6.5 percent to $68.9 million, compared to $64.7 million in 2007, and Earnings Per Diluted Share increased 7.8 percent from $0.64 to $0.69 per share.

We paid shareholders dividends of $0.25 per share, a 25 percent increase over 2007. This is the sixth consecutive year our dividends have increased a minimum of 20 percent. We also repurchased almost 1.4 million shares of Rollins stock, which also benefited our shareholders. Over the last four years, the Company has bought back 7.7 million shares (adjusted for stock splits), and as of December 31, 2008, we have approximately 4.6 million additional shares that can be purchased under programs approved by the Board of Directors.

KEY EVENTS BEHIND THE NUMBERS

The tough economic climate forced us to look harder at productivity, motivated us to make selective cost reductions, and reinforced our commitment to invest only where we get a meaningful return.

Our acquisition of HomeTeam Pest Defense, the industry's third largest residential pest control company, is an investment that began to yield positive results immediately. HomeTeam is a very well-managed pest control company that has industry-leading customer retention and markets to a previously untapped customer channel: homebuyers purchasing newly built homes.

We quickly integrated many of HomeTeam's back office functions, such as payroll, general ledger, insurance and benefits through the Rollins' systems. This and other cost reduction steps enabled HomeTeam to outperform our 2008 expectations. HomeTeam has a bright future, and we are benefiting from their contribution. We salute HomeTeam's President Bob Wanzer and his associates for a terrific job in 2008, and we feel fortunate to have them as a Rollins company.

Late in 2008, we also acquired Crane Pest Control, a leading provider of advanced pest management to commercial customers in northern California and the Reno-Tahoe basin. This acquisition strengthens our commercial business footprint and is an example of the opportunities we have to use our strong financial position to expand our company. These latest additions to Rollins – HomeTeam, Western, IFC and Crane – now account for 27 percent of our business, reflecting our commitment to Rollins' growth strategy.

OUR PEOPLE ENHANCE OUR GROWTH

Executing our growth strategy is important, but our people and culture are what make our results possible. Last year, we added 1,500 highly professional HomeTeam employees whose efforts contributed to a Companywide residential sales increase of 22.7 percent.

Beyond HomeTeam, all of our employees contributed substantially to the Company's growth, which we believe outpaces the pest control industry. This improvement is a reflection of the training, persistence and professionalism our people exhibit at their jobs every day. Because of these efforts, we were able to attract and retain customers – two fundamental requirements of a recurring revenue business.





R. Randall Rollins
Chairman of the Board



Gary W. Rollins
CEO, President and
Chief Operating Officer

Through our subsidiaries, we are the largest commercial pest control provider in North America, with a 20 percent market share of this nearly $2 billion industry. Our commercial business continues to grow, largely because of our investment in our sales force and related sales programs.

Our commercial customers and prospects must adhere to strict federal, state and local regulations, and therefore are less likely to cancel service during a weak economy. Not only is pest control essential to commercial business, but these customers value us as a partner to help ensure that they meet these requirements. In 2008, we grew our overall commercial revenue 7.1 percent, increasing commercial pest control to 40 percent of our business.


KEEPING PESTS IN THEIR PLACE.
ORKIN
ROLLINS

40 YEARS ON THE NYSE

Last summer, we celebrated the 40th anniversary of Rollins' stock listing on the New York Stock Exchange (NYSE). Selected Directors, members of the Company's Executive Steering Committee, and our Division Vice Presidents attended the NYSE bell-ringing ceremony on September 10, 2008. Board Chairman Randall Rollins rang the day's closing bell while Henry Tippie, one of the Company's founding directors, hammered the ceremonial gavel.

Rollins' shares initially sold for $8 each when the Company went public. An $800 investment in our stock in 1960 would be worth more than $600,000 today, while generating dividend income of more than $100,000.

Our termite service revenue, which represents about 19 percent of our business, grew 13 percent, largely due to the contribution of HomeTeam.

Getting customers is one thing, but keeping them requires that we consistently meet their needs. Despite the tough economy, we maintained our 2007 record retention rate companywide, thanks to the diligence and professionalism of the entire Rollins team.

A FOCUS ON THE FUTURE

There is an art to adapting and changing our business to maintain industry leadership, while sustaining the culture and core principles that make us successful. Our strategic focus remains on residential and commercial pest control and we work hard to maintain industry leadership. This leadership provides more leverage in many areas over our competitors. We have a strong balance sheet and are fiscally conservative. This strength enables us to invest in our business, achieving organic growth as well as company expansion through selective acquisitions. We screen potential acquisitions vigilantly to ensure that those acquired will be positive additions to Rollins.

We remain focused on the long-term view while maintaining our commitment to our culture and core values. We have the most respected brands in our industry, the best training programs and industry-leading technology. The Company is financially strong and provides excellent returns to our shareholders. These are all attributes that we are proud of and are committed to protect.

We extend sincere thanks to our Board of Directors, investors, management team and co-workers for their support and confidence in our Company. Together, we will continue our tradition of progress and leadership.

EMBRACING EVOLUTION THROUGH INNOVATION

Since the days of the world's earliest inhabitants, pests and humans have co-existed. However, methods of keeping pests in their place have varied widely and evolved over time. History shows that the ancient Greeks made gold and bronze statues to ward off bugs. The Renaissance period's Pied Piper of Hamelin was arguably one of the first pest control technicians. In 1901, Otto Orkin created his own rat poison, which he sold door to door. This was a bold move at the time, and has long since given way to the Company's more sophisticated 21st century detection and application techniques. The long history of pest control demonstrates that there is an enduring need for our services and an art to changing our methods to meet that need. Looking at our business today, we understand that this evolution not only applies to pest control technology, but also to the way we run our Company. Now more than ever, it is critical to make thoughtful and appropriate changes to maintain industry leadership while sustaining our culture and the guiding principles that have made us who we are.


TERMITE CONTROL
ORKIN
PEST
CONTROL

1942: During World War II, pest control was one of only two services that were classified by the U.S. government as "essential." A lot of the credit for obtaining this important classification went to Orkin management, who helped convince the nation's leaders that public health was at stake.



"There's an art to changing the business enough to stay ahead."
– Gary Rollins



1946: Orkin hired the Company's first technical director to focus on training and developing professional expertise using then cutting-edge technology like Dukane projectors.



2008: A state-of-the-art satellite broadcast network enables employees nationwide to respond during their real-time training sessions.


WESTERN
PEST SERVICES

In a service company like Rollins, one fact remains unchanged: people are the most important asset. Every day our employees are the guardians and purveyors of our brand promise. We are able to keep pests in their place because we have dedicated people, better training, and we are motivated to provide the "world's best" service. The Company is committed to providing its associates security and opportunities, and they return this loyalty by contributing to the success of the Company.



MAINTAINING A SUCCESSFUL CULTURE

In pursuit of positive change

WORLD-CLASS TRAINING

An essential quality of industry leadership lies in employee training. Our ongoing investment in training has resulted in Orkin being recognized as one of the world's best companies engaged in human capital development by *Training* magazine for the seventh consecutive year. We train thousands of co-workers each year using the most advanced tools, techniques and facilities in the industry.

Our initiatives include using state-of-the-art satellite broadcast facilities that enable employees nationwide to expand their learning by viewing consistent and professional training demonstrations. For an average of eight hours every business day, Rollins broadcasts training programs to hundreds of co-workers coast to coast. We are also the first company to use interactive video on demand to capture our training broadcasts for future reference. Employees are able to respond during their real-time training sessions as if they were in a classroom through a student-instructor communication link.

We also provide innovative hands-on training at Orkin University, our training center located in Atlanta. Here, pest and termite specialists experience 20 simulated customer environments, such as a commercial kitchen, a pharmacy, a hotel room, a hospital room, a freestanding residential home, and a termite pavilion that features all types of building foundations. These settings expose our employees to treatment scenarios that replicate what they will encounter at customers' homes and businesses while providing one-of-a-kind studio settings for satellite training transmission.

BUILDING LOYALTY

Along with world-class training, we offer our co-workers extensive opportunities for advancement within the Company. These include identifying and fast-tracking high-potential employees to help them reach their career objectives as quickly as possible. A Companywide women's initiative, the Women's Resource Group, encourages recruiting, retaining and developing women for field service and management positions. Our unwavering employee focus has resulted in excellent employee retention that continues to improve in all categories.

Maintaining a stable workforce has a direct impact on customer retention. Many customers develop a personal bond with their service specialists. Customer satisfaction is directly related to the respect customers have for our people and the trust they place in them. Our client surveys and related customer satisfaction metrics promote continual improvement, thereby providing lasting customer relationships.

HELPING OTHERS

Rollins and our subsidiaries routinely seek ways in which our Company and co-workers can support others in need. We have a history of collaborations and partnership development with organizations such as the Smithsonian Institution, the Centers for Disease Control and Prevention (CDC), The American Society of Healthcare and Environmental Services (ASHES) and the National Science Teachers Association (NSTA).

In 2008, we partnered with the UN Foundation's Nothing But Nets campaign to introduce the Fight The Bite program, which was established to donate insecticide-treated mosquito nets to help fight the spread of malaria among African families. Orkin and its sister pest control companies donated one mosquito net for every mosquito service purchased in 2008. Our employees nationwide embraced the employee net drive through their contributions and volunteer efforts at community events that promoted consumer net purchases. In total, our 2008 Fight The Bite program raised more than $135,000 to purchase and distribute these life-saving mosquito nets – surpassing Rollins' $100,000 goal by more than 35 percent. We look forward to another successful campaign in 2009.


ORKIN
FIGHT
THE BITE

Our 2008 Fight The Bite program raised more than $135,000 to purchase and distribute life-saving mosquito nets to Africa through Nothing But Nets.

SHAPING OUR FUTURE

The art of successful adaptation

ACQUIRING STRENGTH

At Rollins, we remain focused on moving our Company forward, adapting to changes and executing programs for long-term benefit. Strategic acquisitions are a major focus of our growth strategy, and last year, we concluded the Company's largest acquisition to date: HomeTeam Pest Defense.

HomeTeam understands and markets to the new home market for pest control better than any company in the industry, and works with about 1,000 builders nationally to install its patented Taexx® pesticide application system. The Taexx system is an innovative technology where flexible tubes are installed inside the walls of a home during its construction. When the house is complete, technicians administer pesticides inside the walls through a small, single port mounted on the home's exterior, thereby increasing convenience for homeowners. HomeTeam's market position and leadership with new homebuilders underscores the strategic value of this acquisition. Even during the construction decline, HomeTeam achieved an all-time record of 20% market share in the almost 40 markets where they operate. That means 20% of all new homes constructed in those markets have the Taexx pest defense system, waiting to be serviced by HomeTeam exclusively.

In addition, our late 2008 acquisition of Crane Pest Control, a company ranked in the top 50 by *Pest Control Technology* magazine, provides a wonderful opportunity to expand our commercial footprint in northern California. Crane services commercial accounts exclusively, specializing in food service, hospitality, healthcare, and commercial/industrial complexes.

GROWING STRONGER

Acquisitions not only foster growth, they also contribute to positive changes for Rollins and the acquired companies. The Company provides employees job security, career advancement opportunities and the chance to be part of a much larger organization. In return, these acquired businesses have brought us additional expertise and ability at all levels. This infusion of talent and new ideas helps to keep Rollins moving forward by engaging in continual improvement.

When it comes to our brands, our acquisitions have increased Orkin's visibility in areas where the acquired company has adopted the Orkin name. However, we have learned that retaining an acquisition's brand is often a better practice to benefit from local name recognition and the loyalty of its existing customers and employees. Therefore, over the years, our Company has become a family of respected pest control brands, all leaders in their respective markets.

EXPANDING GLOBALLY

Another way we are increasing Orkin's visibility around the world is through our expanding group of international franchises. These franchises enable our Company to create international brand recognition while generating revenue in locations that include: Mexico, Panama, Honduras, Costa Rica, The Dominican Republic, The United Arab Emirates, the State of Qatar, The Kingdom of Bahrain, The Kingdom of Saudi Arabia, the State of Kuwait and South Korea.

Our international franchisees consist of selectively chosen local business owners who have essential knowledge of local laws and regulations, in addition to a well-developed contact network necessary to grow the business. They receive training in Orkin procedures in the U.S. and later in their native countries. To assist further with sales and service training, we recently created the position of International Training and Technical Director, to provide technical support and solutions for our international partners and their customers. We currently have 11 international franchises and anticipate rapid growth, as foreign demand for pest control services increases due to escalating international health and food quality standards.

ADDING SERVICES

Our new domestic pest control service offerings are growing rapidly, particularly our mosquito service, which enjoyed a 42 percent increase in 2008. We anticipate that this service will continue to grow through greater customer penetration and repeat purchases. We also have introduced other ancillary services, including Dry Zone, our new moisture control service for crawl spaces, as well as bird and wildlife services.

As a green alternative to commercial and residential fumigation, we launched Orkin Heat on the West Coast. Orkin Heat is a natural method of controlling dry wood termites and bed bugs by applying heat at temperatures that are lethal to these targeted pests. This service complements our existing services, and provides an ability to bundle services for our customers while increasing productivity.




HomeTeam

The Taexx system enables HomeTeam's quarterly pest control service to be provided effectively from the exterior of the home, thereby increasing convenience for the homeowner and our technician.


ORKIN
COMMERCIAL SERVICES

Pest control has historically been a simple business: sell the service; deliver the service; and collect the payment. Like most businesses over the years, ours has become more complicated. To handle those complexities, we have deployed more technology in the past five years than in the previous 50 years of our Company's history. Innovating with technology has allowed us to work smarter and more efficiently, thereby maintaining our industry leadership.

INNOVATING THROUGH TECHNOLOGY

Smart solutions for our evolving business

INCREASING PRODUCTIVITY

Commercial sales force automation, or Power Sell, is a successful example of innovative technology. Launched initially within Orkin's Southeast and Atlantic divisions to help us better manage sales prospect relationships, this computer program immediately captures contact information and creates schedules and follow-up dates to help boost sales productivity. Additionally, this sales force automation tool helps managers organize and track their sales team's daily activities, measure progress and enable better co-worker coaching for higher results. We plan to expand this technology to other divisions in the near future, where we expect it to contribute to higher sales and increased employee retention.

REDUCING COSTS

We continue to embrace technology that helps us reduce costs by working more efficiently. Our proprietary routing and scheduling system, ORION, is in final development, and we anticipate launching a field pilot in the third quarter of 2009. Investment in this technology is crucial, considering that our technicians drove approximately 140 million miles last year and used roughly 6.5 million gallons of gas. The unprecedented 2008 spike in gas prices underscored the importance of reducing the number of miles driven, thereby saving our Company hundreds of thousands of dollars each month. ORION will also help increase the technicians' productivity and earnings, as they will have less windshield time driving between appointments and more time to focus on our customers' service.

Kronos®, a new payroll time-gathering system, enables us to be more efficient and accurate in compiling employees' time worked. Installed companywide in 2008, this new system eliminates manual administrative processes while reducing potential errors and improving employee payroll turnaround.

SERVING CUSTOMERS BETTER

Last year, we continued deploying hand-held computers for commercial technicians throughout the U.S. and Canada. The benefits of using this technology have exceeded our expectations. More than 2,000 PowerTrak® hand-held devices now enable these technicians to capture, process and post customer data online, while quickly communicating pest control issues back to our customers. PowerTrak's many advantages for national commercial customers have helped us win several new Gold Medal and multi-location accounts. Our next focus will be adapting the technology for residential technicians' use.

Through the use of technology, we are increasingly able to centralize some of our functions, thereby reducing costs and improving efficiency. This centralization is evolving in our regional and national call centers, where we will be able to sell and schedule service. Our national call center in Covington, Georgia, has recently doubled in size to 40,000 square feet to accommodate the Company's growth and these expanded capabilities. During 2008, national call center employees answered 1.4 million inbound calls, a 30 percent increase over 2007, and placed 500,000 calls to support outbound sales programs.

MARKETING, MEASURING AND ANALYZING

Technology also enables us to work smarter in how we market to potential customers. We continue to work on harnessing the power of the Internet and employing other electronic communications more effectively. We have modified our media mix to drive more Internet sales more efficiently. We are also more aggressively measuring the results of our Yellow Page advertising to determine ROI better and learn which books are most effective.

Orkin's new national advertising campaign "Keeping Pests In Their Place" has been hugely successful in building our brand. The campaign has transcended the TV viewing audience, creating a level of consumer engagement that has generated more than 100,000 views on YouTube. We have also integrated broadcast and interactive advertising to engage potential customers in multiple ways and drive better responses, which we carefully track and analyze. And, for our commercial business, we continue to target our advertising to specific industries such as healthcare, food processing and food service.

As we envision our Company's future, we cannot forget the lessons of the past. Specifically, we must continue the delicate balancing act of benefiting from the culture that has brought us to this point, while creating new and innovative solutions to serve our customers and employees even better in the future. We recognize the importance of this balance and the consequences of settling for the status quo.





ROLLINS, INC. EXECUTIVE STEERING COMMITTEE

From Left to Right: Gary Rowell, Bill Newton, Glen Rollins, Mike Knottek, Gary W. Rollins, Kevin Smith, Tom Porter, Harry Cynkus



ORKIN PRESIDENT AND DIVISIONAL VICE PRESIDENTS

From Left to Right: Bob Wanzer, John Wilson, Tom Walters, Glen Rollins, Gary Rowell, Gene Iarocci, Wayne Golden, Harry Sargent, Gary Muldoon, Robert Stevens

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

Commission file No. 1-4422

ROLLINS, INC.
(Exact name of registrant as specified in its charter)

Delaware	**51-0068479**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
2170 Piedmont Road, N.E., Atlanta, Georgia	**30324**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (404) 888-2000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each Exchange on which registered
Common Stock, $1 Par Value	**The New York Stock Exchange**

Securities registered pursuant to section 12(g) of the Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of Rollins, Inc. Common Stock held by non-affiliates on June 30, 2008 was $614,477,318 based on the reported last sale price of common stock on June 30, 2008, which is the last business day of the registrant's most recently completed second fiscal quarter.

Rollins, Inc. had 100,467,614 shares of Common Stock outstanding as of January 30, 2009.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the 2009 Annual Meeting of Stockholders of Rollins, Inc. are incorporated by reference into Part III, Items 10-14.

Rollins, Inc.
Form 10-K
For the Year Ended December 31, 2008
Table of Contents

PART I

Item 1. Business

General

Rollins, Inc. (the "Company") was originally incorporated in 1948 under the laws of the state of Delaware as Rollins Broadcasting, Inc.

The Company is an international service company with headquarters located in Atlanta, Georgia, providing pest and termite control services through its wholly-owned subsidiaries to both residential and commercial customers in North America with international franchises in Mexico, Central America, the Caribbean, the Middle East and Asia. Services are performed through a contract that specifies the pricing arrangement with the customer.

Orkin, Inc. ("Orkin"), a wholly-owned subsidiary of the Company founded in 1901, is one of the world's largest pest and termite control companies. It provides customized services from over 400 locations. Orkin serves customers, either directly or indirectly through franchises, in the United States, Canada, Mexico, Central America, the Caribbean, the Middle East and Asia providing essential pest control services and protection against termite damage, rodents and insects to homes and businesses, including hotels, food service establishments, food manufacturers, retailers and transportation companies. Orkin operates under the Orkin®, and PCO Services, Inc.® trademarks and the Acurid℠ service mark. The Orkin® brand name makes Orkin the most recognized pest and termite company throughout the United States. The PCO Services brand name provides similar brand recognition throughout Canada.

PCO Services ("PCO"), a wholly-owned subsidiary of Orkin founded in 1952, was acquired by Orkin in 1999. PCO Services is Canada's largest pest control provider and a leader in the development of fast, effective and environmentally responsible pest control solutions.

Western Pest Services ("Western"), a wholly-owned subsidiary of the Company founded in 1928, was acquired by Rollins, Inc. in 2004. Western is primarily a commercial pest control service company and its business complements most of the services Orkin offers focusing on the northeastern United States.

The Industrial Fumigant Company ("IFC"), a wholly-owned subsidiary of the Company founded in 1937, was acquired by Rollins, Inc. in 2005. IFC is a leading provider of pest management and sanitation services and products to the food and commodity industries.

HomeTeam Pest Defense ("HomeTeam"), a wholly-owned subsidiary of the Company established in 1996, was acquired by Rollins, Inc. in April 2008. At the time of the acquisition, HomeTeam, with its unique Taexx in the wall system, was recognized as a premier pest control business and ranked as the 4th largest company in the industry. HomeTeam services home builders nationally.

Crane Pest Control ("Crane"), a wholly—owned subsidiary of the Company established in 1930, was acquired by Rollins, Inc in December 2008. Crane's primary service is commercial pest control serving northern California and the Reno/Tahoe basin.

The Company has only one reportable segment, its pest and termite control business. Revenue, operating profit and identifiable assets for this segment, which includes the United States, Canada, Mexico, Central America, the Caribbean, the Middle East and Asia are included in Item 8 of this document, "Financial Statements and Supplementary Data" on pages 41 and 42. The Company's results of operations and its financial condition are not reliant upon any single customer or a few customers or the Company's foreign operations.

Common Stock Repurchase Program

In October 2008, as a result of having only 464,091 shares remaining under the Company's stock buyback program, the Company's Board of Directors authorized the purchase of up to 5 million additional shares of the Company's common stock. In 2008, total share repurchases were 1.4 million shares. In total, 4.6 million additional shares may be purchased under approved programs by the Board of Directors. The program does not have an expiration date.

Backlog

Backlog services and orders are usually provided within the month following the month of order receipt, except in the area of prepaid pest control and bait monitoring services, which are usually provided within twelve months of order receipt. The Company does not have a material portion of its business that may be subject to renegotiation of profits or termination of contracts at the election of a governmental entity.

	At December 31,		
(in thousands)	**2008**	2007	2006
Backlog	**$ 5,271**	$ 5,730	$ 5,483

Orkin Franchises

The Company continues to expand its growth through Orkin's franchise program. This program is primarily used in smaller markets where it is currently not economically feasible to locate a conventional Orkin branch. Domestic franchisees are subject to a contractual buyback provision at Orkin's option with a pre-determined purchase price using a formula applied to revenues of the franchise. International franchises have no contractual buyback provision. The Company through its wholly-owned Orkin subsidiary began its Orkin franchise program in the U.S. in 1994, and established its first international franchise in Mexico in 2000, its second international franchise in Panama in 2003 and its third international franchise in Costa Rica in 2006. Orkin established four additional international franchises in 2007 with additions in Honduras, the United Arab Emirates, the Dominican Republic and South Korea, and four in 2008 with franchises in the City of Jeddah, Kingdom of Saudi Arabia, the State of Qatar, the Kingdom of Bahrain and the State of Kuwait.

	At December 31,		
Franchises	**2008**	2007	2006
United States Franchises	**52**	51	55
International Franchises	**11**	7	3
Total Franchises	**63**	58	58

Seasonality

The business of the Company is affected by the seasonal nature of the Company's pest and termite control services. The increase in pest pressure and activity, as well as the metamorphosis of termites in the spring and summer (the occurrence of which is determined by the timing of the change in seasons), has historically resulted in an increase in the revenue of the Company's pest and termite control operations during such periods as evidenced by the following chart.

	Total Net Revenues		
(in thousands)	**2008**	2007	2006
First Quarter	**$ 210,078**	$ 201,232	$ 194,187
Second Quarter	**284,499**	239,618	232,222
Third Quarter	**277,911**	238,116	227,816
Fourth Quarter	**248,076**	215,954	204,653
Year ended December 31,	**$ 1,020,564**	$ 894,920	$ 858,878

Inventories

The Company has a relationship with a national pest control product distributor and other vendors for pest and termite control treatment products. Rollins maintains a sufficient level of chemicals, materials and other supplies to fulfill its immediate servicing needs and to alleviate any potential short-term shortage in availability from its national network of suppliers.

Competition

The Company believes that Rollins, through Orkin, PCO Services, HomeTeam Pest Defense, Western Pest Services, The Industrial Fumigant Company, and Crane Pest Control, competes favorably with competitors as one of the world's largest pest and termite control companies. The Company's competitors include Terminix, Ecolab and Rentokil.

The principal methods of competition in the Company's pest and termite control business are quality of service and guarantees, including money-back guarantees on pest and termite control, and the termite re-treatment and damage repair guarantee to qualified homeowners.

Research and Development

Expenditures by the Company on research activities relating to the development of new products or services are not significant. Some of the new and improved service methods and products are researched, developed and produced by unaffiliated universities and companies. Also, a portion of these methods and products are produced to the specifications provided by the Company.

The Company maintains a close relationship with several universities for research and validation of treatment procedures and material selection.

The Company also conducts tests of new products with the specific manufacturers of such products. The Company also works closely with industry consultants and suppliers to improve service and establish new and innovative methods and procedures.

Environmental and Regulatory Considerations

The Company's pest control business is subject to various legislative and regulatory enactments that are designed to protect the environment, public health and consumers. Compliance with these requirements has not had a material negative effect on the Company's financial position, results of operations or liquidity.

Federal Insecticide Fungicide and Rodentcide Act ("FIFRA")

This federal law (as amended) grants to the states the responsibility to be the primary agent in enforcement and conditions under which pest control companies operate. Each state must meet certain guidelines of the Environmental Protection Agency in regulating the following: licensing, record keeping, contracts, standards of application, training and registration of products. This allows each state to institute certain features that set their regulatory programs in keeping with special interests of the citizens' wishes in each state. The pest control industry is impacted by these federal and state regulations.

Food Quality Protection Act of 1996 ("FQPA")

The FQPA governs the manufacture, labeling, handling and use of pesticides and does not have a direct impact on how the Company conducts its business.

Environmental Remediation

The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), also known as Superfund, is the primary Federal statute regulating the cleanup of inactive hazardous substance sites and imposing liability for cleanup on the responsible parties. Responsibilities governed by this statute include the management of hazardous substances, reporting releases of hazardous substances, and establishing the necessary contracts and agreements to conduct cleanup. Customarily, the parties involved will work with the EPA and under the direction of the responsible state agency to agree and implement a plan for site remediation. Consistent with the Company's responsibilities under these regulations, the Company undertakes environmental assessments and remediation of hazardous substances from time to time as the Company determines its responsibilities for these purposes. As these situations arise, the Company accrues management's best estimate of future costs for these activities. Based on management's current estimates of these costs, management does not believe these costs are material to the Company's financial condition or operating results.

Employees

The number of persons employed by the Company as of January 31, 2009 was approximately 10,000.

	At December 31,		
	2008	2007	2006
Employees	**10,049**	8,500	8,400

Available Information

Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to these reports, are available free of charge on our web site at www.rollins.com as soon as reasonably practicable after those reports are electronically filed with or furnished to the Securities and Exchange Commission.

Item 1.A. Risk Factors

We may not be able to compete in the competitive pest control industry in the future.

We operate in a highly competitive industry. Our revenues and earnings may be affected by changes in competitive prices, and general economic issues. We compete with other large pest control companies, as well as numerous smaller pest control companies, for a finite number of customers. We believe that the principal competitive factors in the market areas that we serve are product and service quality and availability, terms of guarantees, reputation for safety, technical proficiency and price. Although we believe that our experience and reputation for safety and quality service is excellent, we cannot assure that we will be able to maintain our competitive position.

Economic conditions may adversely affect our business

Pest and termite services represent discretionary expenditures to most of our residential customers. As consumers restrict their discretionary expenditures, we may suffer a decline in revenues from our residential service lines. Economic downturns can also adversely affect our commercial customers, including food service, hospitality and food processing industries whose business levels are particularly sensitive to adverse economies. For example, we may lose commercial customers and related revenues because of consolidation or cessation of commercial businesses or because these businesses switch to a lower cost provider.

We may not be able to identify, complete or successfully integrate acquisitions.

Acquisitions have been and may continue to be an important element of our business strategy. We cannot assure that we will be able to identify and acquire acceptable acquisition candidates on terms favorable to us in the future. We cannot assure that we will be able to integrate successfully the operations and assets of any acquired business with our own business. Any inability on our part to integrate and manage the growth from acquired businesses could have a material adverse effect on our results of operations and financial condition.

Our operations are affected by adverse weather conditions.

Our operations are directly affected by the weather conditions across the United States and Canada. The business of the Company is affected by the seasonal nature of the Company's pest and termite control services. The increase in pest pressure and activity, as well as the metamorphosis of termites in the spring and summer (the occurrence of which is determined by the timing of the change in seasons), has historically resulted in an increase in the revenue and income of the Company's pest and termite control operations during such periods. The business of the Company is also affected by extreme weather such as drought which can greatly reduce the pest population for extended periods.

Our inability to attract and retain skilled workers may impair growth potential and profitability.

Our ability to remain productive and profitable will depend substantially on our ability to attract and retain skilled workers. Our ability to expand our operations is in part impacted by our ability to increase our labor force. The demand for skilled employees is high, and the supply is very limited. A significant increase in the wages paid by competing employers could result in a reduction in our skilled labor force, increases in the wage rates paid by us, or both. If either of these events occurred, our capacity and profitability could be diminished, and our growth potential could be impaired.

Our operations could be affected by pending and ongoing litigation.

In the normal course of business, Orkin, one of the Company's subsidiaries, is a defendant in a number of lawsuits or arbitrations, which allege that plaintiffs have been damaged as a result of the rendering of services by Orkin. The Company does not believe that any pending claim, proceeding or litigation, either alone or in the aggregate, will have a material adverse effect on the Company's financial position; however, it is possible that an unfavorable outcome of some or all of the matters, however unlikely, could result in a charge that might be material to the results of an individual quarter.

Our operations may be adversely affected if we are unable to comply with regulatory and environmental laws.

Our business is significantly affected by environmental laws and other regulations relating to the pest control industry and by changes in such laws and the level of enforcement of such laws. We are unable to predict the level of enforcement of existing laws and regulations, how such laws and regulations may be interpreted by enforcement agencies or court rulings, or whether additional laws and regulations will be adopted. We believe our present operations substantially comply with applicable federal and state environmental laws and regulations. We also believe that compliance with such laws has had no material adverse effect on our operations to date. However, such environmental laws are changed frequently. We are unable to predict whether environmental laws will, in the future, materially affect our operations and financial condition. Penalties for noncompliance with these laws may include cancellation of licenses, fines, and other corrective actions, which would negatively affect our future financial results.

The Company's Management Has a Substantial Ownership Interest; Public Stockholders May Have No Effective Voice In the Company's Management

The Company has elected the "Controlled Company" exemption under rule 303A of the New York Stock Exchange ("NYSE") Company Guide. The Company is a "Controlled Company" because a group that includes the Company's Chairman of the Board, R. Randall Rollins, his brother, Gary W. Rollins, who is the President, Chief Executive Officer and Chief Operating Officer, also a director of the Company, certain companies under their control, and the nephew of R. Randall Rollins and son of Gary W. Rollins, Glen W. Rollins, who is the Vice President of Rollins, Inc., controls in excess of fifty percent of the Company's voting power. As a "Controlled Company," the Company need not comply with certain NYSE rules.

Rollins, Inc.'s executive officers, directors and their affiliates hold directly or through indirect beneficial ownership, in the aggregate, approximately 56 percent of the Company's outstanding shares of common stock. As a result, these persons will effectively control the operations of the Company, including the election of directors and approval of significant corporate transactions such as acquisitions and approval of matters requiring stockholder approval. This concentration of ownership could also have the effect of delaying or preventing a third party from acquiring control of the Company at a premium.

Item 1.B. Unresolved Staff Comments

None

Item 2. Properties.

The Company's administrative headquarters are owned by the Company, and are located at 2170 Piedmont Road, N.E., Atlanta, Georgia 30324. The Company owns or leases over 500 branch offices and operating facilities used in its business as well as the Rollins Training Center located in Atlanta, Georgia, the Orkin Customer Care Center located in Covington, Georgia, and the Pacific Division Administration and Training Center in Riverside, California. None of the branch offices, individually considered, represents a materially important physical property of the Company. The facilities are suitable and adequate to meet the current and reasonably anticipated future needs of the Company.

Item 3. Legal Proceedings.

In the normal course of business, Orkin, one of the Company's subsidiaries, is a defendant in a number of lawsuits or arbitrations, which allege that plaintiffs have been damaged as a result of the rendering of services by Orkin. Orkin is actively contesting these actions. Some lawsuits have been filed (*John Maciel v. Orkin, Inc., et al.; Ronald and Ileana Krzyzanowsky et al. v. Orkin Exterminating Company, Inc. and Rollins, Inc.*; and *Roy Sheppard et al. v. Orkin Exterminating Company, Inc. and Rollins, Inc.*) in which the plaintiffs are seeking certification of a class. The cases originate in California and Arkansas. The *Maciel* lawsuit, a wage and hour related matter, was filed in the Superior Court of Los Angeles County, California and has not been scheduled for a class certification hearing. The *Krzyzanowsky* lawsuit, a termite service related matter, was filed in the United States District Court for the Northern District of California and has not been scheduled for a class certification hearing. The *Sheppard* lawsuit, a termite related matter, was recently filed in the United States District Court for the Eastern District of Arkansas and a date has not been scheduled for a hearing on class certification. At this time, the final outcome of the litigation cannot be determined. The Company believes these matters to be without merit and intends to vigorously contest certification and defend itself through trial or arbitration, if necessary. The Company does not believe that any pending claim, proceeding or litigation, either alone or in the aggregate, will have a material adverse effect on the Company's financial position; however, it is possible that an unfavorable outcome of some or all of the matters, however unlikely, could result in a charge that might be material to the results of operations of an individual quarter.

Orkin is involved in certain environmental matters primarily arising in the normal course of business. In the opinion of management, the Company's liability under any of these matters would not and did not materially affect its financial condition, results of operations or liquidity.

Item 4. Submission of Matters to a Vote of Security Holders.

There were no matters submitted to a vote of security holders, through the solicitation of proxies or otherwise, during the fourth quarter of 2008.

Item 4.A. Executive Officers of the Registrant.

Each of the executive officers of the Company was elected by the Board of Directors to serve until the Board of Directors' meeting immediately following the next Annual Meeting of Stockholders or until his earlier removal by the Board of Directors or his resignation. The following table lists the executive officers of the Company and their ages, offices with the Company, and the dates from which they have continually served in their present offices with the Company.

Name	Age	Office with Registrant	Date First Elected to Present Office
R. Randall Rollins (1)	77	Chairman of the Board of Directors	10/22/1991
Gary W. Rollins (1) (2)	64	Chief Executive Officer, President and Chief Operating Officer	7/24/2001
Harry J. Cynkus (3)	59	Chief Financial Officer and Treasurer	5/28/1998
Michael W. Knottek (4)	64	Senior Vice President and Secretary	4/23/2002
Glen W. Rollins (5)	42	Vice President	4/23/2002

(1) R. Randall Rollins and Gary W. Rollins are brothers.

(2) Gary W. Rollins was elected to the office of President and Chief Operating Officer in January 1984. He was elected to the additional office of Chief Executive Officer in July 2001. In February 2004, he was named Chairman of Orkin, Inc.

(3) Harry J. Cynkus joined the Company in April 1998 and, in May 1998, was elected Chief Financial Officer and Treasurer. From 1996 to 1998, Mr. Cynkus served as Chief Financial Officer of Mayer Electric Company, a wholesaler of electrical supplies. From 1994 to 1996, he served as Vice President—Information Systems for Brach & Brock Confections, the acquirer of Brock Candy Company, where Mr. Cynkus served as Vice President—Finance and Chief Financial Officer from 1992 to 1994. From 1989 to 1992, he served as Vice President—Finance of Initial USA, a division of an international support services company.

(4) Michael W. Knottek joined the Company in June 1997 as Vice President and, in addition, was elected Secretary in May 1998. He became Senior Vice President in April of 2002. From 1992 to 1997, Mr. Knottek held a variety of executive management positions with National Linen Service, including Senior Vice President of Finance and Administration and Chief Financial Officer. Prior to 1992, he held a variety of senior positions with Initial USA, finally serving as President from 1991 to 1992.

(5) Glen W. Rollins is the son of Gary W. Rollins. He joined the Company in 1989 and has held a variety of field management and staff positions within the organization. He was elected Executive Vice President of Orkin, Inc. in June 2001. In April 2002, he was named Vice President of Rollins, Inc. In February 2004, he was named President and Chief Operating Officer of Orkin, Inc.

Item 6. Selected Financial Data.

The following summary financial data of Rollins highlights selected financial data and should be read in conjunction with the financial statements included elsewhere in this document.

FIVE-YEAR FINANCIAL SUMMARY

Rollins, Inc. and Subsidiaries

All earnings per share and dividends per share have been adjusted for the 2007 and 2005 three-for-two stock splits effective December 10, 2007 and March 10, 2005, respectively.

	Years Ended December 31,				
(in thousands except per share data)	**2008**	2007	2006	2005	2004
OPERATIONS SUMMARY					
Revenues	**$ 1,020,564**	$ 894,920	$ 858,878	$ 802,417	$ 750,884
Income Before Income Taxes	**112,954**	104,913	95,159	87,955	98,712
Income before cumulative effect of a change in accounting principle	**68,934**	64,731	57,809	52,773	58,259
Cumulative effect on prior years of changing to different revenue and cost recognition method	**—**	—	—	—	(6,204)
Net Income	**$ 68,934**	$ 64,731	$ 57,809	$ 52,773	$ 52,055
Income Per Share – Basic:					
Income before change in accounting principle	**$ 0.69**	$ 0.65	$ 0.57	$ 0.52	$ 0.57
Cumulative effect of change in accounting principle	**—**	—	—	—	(0.06)
Net Income	**$ 0.69**	$ 0.65	$ 0.57	$ 0.52	$ 0.51
Income Per Share – Diluted:					
Income before change in accounting principle	**$ 0.69**	$ 0.64	$ 0.56	$ 0.51	$ 0.55
Cumulative effect of change in accounting principle	**—**	—	—	—	(0.06)
Net Income	**$ 0.69**	$ 0.64	$ 0.56	$ 0.51	$ 0.49
Dividends paid per share	**$ 0.25**	$ 0.20	$ 0.17	$ 0.13	$ 0.11
Pro forma amounts assuming the new accounting method is applied retroactively					
Net Income	**$ 68,934**	$ 64,731	$ 57,809	$ 52,773	$ 58,259
Income Per Share – Basic:	**$ 0.69**	$ 0.65	$ 0.57	$ 0.52	$ 0.57
Income Per Share – Diluted:	**$ 0.69**	$ 0.64	$ 0.56	$ 0.51	$ 0.55

FINANCIAL POSITION

	At December 31,				
(in thousands)	**2008**	2007	2006	2005	2004
Total assets	**$ 572,517**	$ 475,228	$ 453,175	$ 438,420	$ 418,780
Non-current capital lease obligations	**$ 171**	$ 601	$ 124	$ 560	$ —
Non-current non-compete agreements	**$ 2,103**	$ 775	$ 660	$ 456	$ 1,700
Stockholders' equity	**$ 228,433**	$ 233,553	$ 211,459	$ 176,951	$ 167,549
Number of shares outstanding at year-end	**100,041**	100,636	101,837	102,017	102,756

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Overview

The Company

Rollins, Inc. (the "Company") was originally incorporated in 1948 under the laws of the state of Delaware as Rollins Broadcasting, Inc. The Company is an international service company with headquarters located in Atlanta, Georgia, providing pest and termite control services through its wholly-owned subsidiaries to both residential and commercial customers in North America with international franchises in Mexico, Central America, the Caribbean, the Middle East and Asia. Services are performed through a contract that specifies the pricing arrangement with the customer.

RESULTS OF OPERATIONS

(in thousands)	Years ended December 31, 2008	2007	2006	% better/ (worse) as compared to prior year 2008	2007
Revenues	**$ 1,020,564**	$ 894,920	$ 858,878	**14.0%**	4.2%
Cost of services provided	**534,494**	468,665	457,869	**(14.0)**	(2.4)
Depreciation and amortization	**33,443**	27,068	26,860	**(23.6)**	(0.8)
Sales, general and administrative	**339,078**	296,615	280,578	**(14.3)**	(5.7)
(Gain) on sales of assets	**(166)**	(52)	(81)	**N/M**	(35.8)
Interest (income)/expense	**761**	(2,289)	(1,507)	**(133.2)**	51.9
Income before income taxes	**112,954**	104,913	95,159	**7.7**	10.3
Provision for income taxes	**44,020**	40,182	37,350	**(9.6)**	(7.6)
Net income	**$ 68,934**	$ 64,731	$ 57,809	**6.5%**	12.0%

General Operating Comments

The Company experienced revenue growth of 14% for the year ended December 31, 2008, primarily due to the Company's addition of HomeTeam Pest Defense in April 2008 and the Company's continued emphasis on customer retention and building recurring revenues. Excluding the revenue contribution of HomeTeam, revenue increased 3.0% for the year ended December 31, 2008 as set forth below:

ROLLINS, INC. AND SUBSIDIARIES
REVENUE RECONCILIATION
REVENUES EXCLUDING HOMETEAM PEST DEFENSE

(in thousands)	Twelve Months Ended, December 31 2008	2007	$ Better/ (worse)	% Better/ (worse)
Net Revenues	**$ 1,020,564**	**$ 894,920**	**$ 125,644**	**14.0%**
Less: Revenues from HomeTeam Pest Defense	98,931	—	98,931	—
Revenue Excluding HomeTeam Pest Defense	**$ 921,633**	**$ 894,920**	**$ 26,713**	**3.0%**

The Company was able to grow its revenues and improve its operating results despite the tough economy and financial crisis that affected the country greatly in 2008.

Results of Operations—2008 Versus 2007

Overview

For the year ended December 31, 2008, the Company had net income of $68.9 million compared to $64.7 million in 2007, which represents a 6.5% increase. In addition to the revenue increase of 14.0%, cost of services provided increased $65.8 million or 14.0% compared to the twelve months ended December 31, 2007. Gross margin remained flat at 47.6% for 2008 versus 47.6% for 2007.

The Company continues to monitor the effect of the adverse economy on our commercial and residential business lines. The adverse economy may result in consolidations or cessations of business operations of various of our commercial customers, especially those in the food service, hospitality and food processing industries. Our residential customers may consider their spending on pest and termite control services to be discretionary, and may choose to eliminate those expenditures. Either of these events would adversely affect our revenues and operating results.

Revenues

Revenues for the year ended December 31, 2008 were over $1.0 billion, an increase of $125.6 million or 14.0% from 2007 revenues of $894.9 million. Commercial pest control represented 40.0% of the Company's business in 2008. Commercial pest control revenues grew 7.1% in 2008 due primarily to an expanded sales force, better customer retention in Orkin's and Western Pest's operations, and strong growth at PCO. Commercial pest control customers, such as those operating in the food processing, restaurant, hotel, or the healthcare industries, are under stringent federal, state and local regulation standards that must be met. Most of our commercial customers must insure that mandated health standards are met. Residential pest control represented approximately 40.0% of the Company's business in 2008. Residential pest control revenues grew 22.7% in 2008 due primarily to the addition of HomeTeam as well as an increased number of leads received, better average selling prices, improvements in customer retention, and a successful price increase program. The Company's termite business, which represented approximately 19.2% of the Company's business, grew 13.0% in 2008 primarily due to the acquisition of HomeTeam. During 2008, the Company continued to benefit from the investment made in internet marketing. This strategy allowed the Company to capitalize on the strength of its brand and use its size and national branch network to a competitive advantage.

The Company's foreign operations accounted for approximately 8.0% of total revenues for the year ended December 31, 2008 and 2007. The Company established new franchises in Saudi Arabia, Qatar, Bahrain, and Kuwait in 2008 for a total of eleven international franchises. Orkin had 63 and 58 total domestic and international franchises at December 31, 2008 and 2007, respectively.

Cost of Services Provided

For the twelve months ended December 31, 2008, cost of services provided increased $65.8 or 14.0% compared to the twelve months ended December 31, 2007. Gross margins year-to-date for 2008 remained at 47.6%, the same as the prior year. Margins, excluding the impact of HomeTeam, improved 65 basis points due primarily to a significant reduction in termite claims expense. Improvements in service and administrative salaries as well as reduced pension expense were offset by a 42 basis point increase in fleet cost driven by the higher cost of fuel for the first three quarters in 2008.

Depreciation and Amortization

For the twelve months ended December 31, 2008, depreciation and amortization increased $6.4 million, an increase of 23.6% compared to the twelve months ended December 31, 2007. The increase is due to $6.1 million in depreciation and amortization related to the acquisition of HomeTeam on April 3, 2008.

Sales, General and Administrative

For the twelve months ended December 31, 2008, sales, general and administrative expenses increased $42.5 million, or 14.3%, compared to the twelve months ended December 31, 2007 representing 33.2% of revenues compared to 33.1% of revenues in the prior year. Of the increase, $28.5 million was due to the acquisition of HomeTeam. As a percent of revenues, sales, general and administrative expenses, excluding the impact of HomeTeam, increased 57 basis points due to the expansion of the Company's inbound call center, sales salaries, fleet fuel costs and increase in bad debt expense which were partially offset by a decrease in costs related to the Company's summer sales programs. In addition, the Company incurred $2.1 million in non-recurring expenses related to the acquisition of the HomeTeam and $.7 million in severance related costs related to reduced staffing at the home office.

Interest (Income)/Expense, Net

Interest (income)/expense for the year ended December 31, 2008 was $0.8 million, a decrease of $3.1 million compared to interest income of $2.3 million for the year ended December 31, 2007 due to a reduction of cash on hand as a result of the HomeTeam acquisition, as well as interest expense of $1.3 million on outstanding loans.

Taxes

The Company's effective tax rate was 39.0% in 2008 compared to 38.3% in 2007 due primarily to a decrease in tax exempt income.

Results of Operations—2007 Versus 2006

Overview

For the year ended December 31, 2007, the Company had net income of $64.7 million compared to $57.8 million in 2006, which represents a 12.0% increase. Revenues increased 4.2% in 2007. Cost of services provided increased $10.8 million or 2.4% compared to the twelve months ended December 31, 2006. Gross margin improved to 47.6% for 2007 versus 46.7% for 2006. The largest factor affecting the Company's gross margin was improvements in our cost of risk. The Company's termite provision decreased $5.8 million in 2007 as actual termite claims paid in 2007 declined significantly, decreasing over 30% or $6.6 million. In addition our insurance costs declined due to the success of the Company's loss control programs.

Revenues

Revenues for the year ended December 31, 2007 were $894.9 million, an increase of $36.0 million or 4.2% from 2006 revenues of $858.9 million. The Company's commercial revenue grew 6.9%, due primarily to expanded sales force, better customer retention in Orkin's and Western Pest's operations, and strong growth at PCO, Orkin's Canadian business, which is fundamentally a commercial business. Residential pest control revenues rose by 3.8% in 2007, due to an increased number of leads received, better average selling prices, continued improvements in customer retention, and a successful price increase program. Every-other-month service, the Company's primary residential pest control service offering, now comprises 64% of our residential pest control customer base at December 31, 2007. During 2007, the Company continued to build upon the investment made in the internet marketing area from previous year. This strategy allowed the Company to use its size and national branch network to a competitive advantage.

The Company's foreign operations accounted for approximately 8.1% of total revenues for the year ended December 31, 2007 as compared to 7.4% in 2006. The Company established new franchises in Honduras, the United Arab Emirates, the Dominican Republic and South Korea in 2007 for a total of seven international franchises. Orkin had 58 domestic and international franchises at December 31, 2007 and 2006.

Cost of Services Provided

Cost of services provided for the year ended December 31, 2007 increased $10.8 million or 2.4% compared to the twelve months ended December 31, 2006. Gross margin improved to 47.6% for the year ended December 31, 2007 versus 46.7% for the year ended December 31, 2006. The largest factor was improvements in our cost of risk. The Company's termite provision has decreased $5.8 million as actual termite claims paid in 2007 declined significantly, decreasing over 30% or $6.6 million as compared to 2006. Less than half of one percent of customers filed claims in 2007. In addition, our insurance casualty costs have declined due to the success of the Company's loss control programs.

Depreciation and Amortization

For the year ended December 31, 2007, the Company's depreciation and amortization increased slightly to $27.1 million or 0.8%, compared to the twelve months ended December 31, 2006 due to the depreciation on purchased equipment of $16.2 million in 2007, which was partially offset by several fixed assets being fully depreciated during the year. For the year ended December 31, 2007 $13.4 million of the total depreciation and amortization was related to the amortization of intangible assets.

Sales, General and Administrative

For the year ended December 31, 2007, the Company's sales, general and administrative expenses increased $16.0 million or 5.7% compared to the twelve months ended December 31, 2006 representing 33.1% of revenues compared to 32.7% in 2006. Sales, general and administrative expenses as a percentage of revenues increased due to higher sales and administrative salaries due to the expansion of the sales force. This is partially offset by the Company experiencing reductions in bad debt expense and in its summer sales program cost.

Interest Income

Interest income for the year ended December 31, 2007 was $2.3 million, an increase of $0.8 million compared to the year ended December 31, 2006 due primarily to higher average invested assets over the course of 2007.

Taxes

The Company's effective tax rate was 38.3% in 2007 compared to 39.3% in 2006 due primarily to an increase in tax exempt income.

Liquidity and Capital Resources

Cash and Cash Flow

The Company's cash and cash equivalents at December 31, 2008, 2007, and 2006 were $13.7 million, $71.3 million and $63.3 million, respectively.

	Years ended December 31,		
(in thousands)	**2008**	2007	2006
Net cash provided by operating activities	**$ 90,744**	$ 88,762	$ 85,201
Net cash used in investing activities	**(166,717)**	(22,754)	(27,981)
Net cash provided by (used in) financing activities	**21,032**	(59,798)	(36,389)
Effect of exchange rate changes on cash	**(2,623)**	1,726	(552)
Net increase/(decrease) in cash and cash equivalents	**$ (57,564)**	$ 7,936	$ 20,279

The Company's operations generated cash of $90.7 million for the year ended December 31, 2008 primarily from net income of $68.9 million, compared with cash provided by operating activities of $88.8 million in 2007 and $85.2 million in 2006. The Company believes its current cash and cash equivalents balances, future cash flows expected to be generated from operating activities and available borrowings under its $175.0 million credit facilities will be sufficient to finance its current operations and obligations, and fund expansion of the business for the foreseeable future

The Company made a contribution of $5.0 million to its defined benefit retirement plan (the "Plan") during each of the years ended December 31, 2008, 2007 and 2006 as a result of the Plan's funding status. The Company and management are considering making a contribution to the pension plan of $5.0 million during fiscal 2009. In the opinion of management, additional Plan contributions will not have a material effect on the Company's financial position, results of operations or liquidity.

The Company used $166.7 million on investments for the year ended December 31, 2008. The Company invested approximately $14.8 million in capital expenditures during the year ended December 31, 2008. Capital expenditures for the year consisted primarily of equipment replacements and upgrades and improvements to the Company's management information systems. The Company expects to invest between $12.0 million and $18.0 million in 2009 in capital expenditures. During 2008, the Company made several acquisitions totaling $152.4 million compared to $6.8 million during 2007. The expenditures for the Company's acquisitions were primarily funded by cash on hand and borrowings under a senior unsecured revolving credit facility. The Company continues to seek new acquisitions.

The Company increased cash by $21.0 million on financing activities for the year ended December 31, 2008 borrowing $90.0 million to help fund the HomeTeam acquisition. A total of $25.0 million was paid in cash dividends ($0.0625 per share each quarter) during the year ended December 31, 2008, compared to $20.3 million ($0.05 per share each quarter) during the year ended December 31, 2007. The Company used $23.2 million to repurchase 1.4 million shares of its common stock at an average price of $15.93 per share during the year ended December 31, 2008 and there remain 4.6 million shares authorized to be repurchased under prior Board authorization.

The Company entered into a definitive Asset Purchase Agreement dated as of March 28, 2008 to acquire, through the purchase of assets, the business of HomeTeam Pest Defense, which provides termite and pest control services to homebuilders, businesses and homeowners. The aggregate amount paid was a combination of $47.7 million in cash on hand, as well as $90.0 million in borrowings from the Company's credit facility, totaling $137.7 million. The Company closed the purchase of the HomeTeam Pest Defense acquisition on April 3, 2008.

On March 28, 2008, the Company entered into a Revolving Credit Agreement with SunTrust Bank and Bank of America, N.A. for an unsecured line of credit of up to $175 million, which includes a $75 million letter of credit subfacility, and a $10 million swingline subfacility. As of December 31, 2008, borrowings of $65.0 million were outstanding under the line of credit and no borrowings under the swingline subfacility. The Company maintains approximately $34.4 million in letters of credit. These letters of credit are required by the Company's fronting insurance companies and/or certain states, due to the Company's self-insured status, to secure various workers' compensation and casualty insurance contracts. The Company believes that it has adequate liquid assets, funding sources and insurance accruals to accommodate such claims. The Revolving Credit Agreement is guaranteed by certain of Rollins' domestic subsidiaries. The maturity date of the Credit Agreement is March 27, 2013. Outstanding balances of individual tranches under the Credit Agreement currently mature in 2009. Revolving loans under the Revolving Credit Agreement bear interest at one of the following two rates, at the Company's election:

- the Base Rate, which is the greater of SunTrust Bank's "prime rate" for the day of the borrowing or a fluctuating rate per annum equal to the Federal Funds Rate plus .50%; or
- with respect to any Eurodollar borrowings, Adjusted LIBOR (which equals LIBOR as increased to account for the maximum reserve percentages established by the U.S. Federal Reserve) plus an additional amount, which varies between .50% and .75%, based upon Rollins' then-current debt-to-EBITDA ratio. As of December 31, 2008, the additional rate allocated was .50%.

As of December 31, 2008, the effective interest rate on the outstanding borrowing under the line of credit was 2.53%. The Revolving Credit Agreement contains customary terms and conditions, including, without limitation, certain financial covenants including covenants restricting the Company's ability to incur certain indebtedness or liens, or to merge or consolidate with or sell substantially all of its assets to another entity. Further, the Revolving Credit Agreement contains financial covenants restricting the Company's ability to permit the ratio of the Company's consolidated debt to EBITDA to exceed 2.5 to 1.

The Company remained in compliance with applicable debt covenants at December 31, 2008 and expects to maintain compliance throughout 2009.

Litigation

Orkin, one of the Company's subsidiaries, is aggressively defending the following lawsuits in which the plaintiffs are seeking class certification: *John Maciel v. Orkin, Inc., et al*. (pending in the Superior Court of Los Angeles County, California); *Ronald and Ileana Krzyzanowsky et al. v. Orkin Exterminating Company, Inc. and Rollins, Inc.* (pending in the United States District Court for the Northern District of California); and *Roy Sheppard et al. v. Orkin Exterminating Company, Inc. and Rollins, Inc.* (pending in the United States District Court for the Eastern District of Arkansas). To date none of these matters has been scheduled for a class certification hearing. Other lawsuits in which class certification was sought have been resolved. *Mark and Christine Butland et al. v. Orkin Exterminating Company, Inc. et al. and Adam Stauber v. Rollins, Inc. et al.* were each resolved on an individual basis with the plaintiffs dismissing their case including their class action allegations. In *Ernest W. Warren and Dolores G. Warren et al. v. Orkin Exterminating Company, Inc., et al*. the petition for class certification was denied. Other lawsuits against Orkin, and in some instances the Company, are also being vigorously defended. For further discussion, see Note 8 to the accompanying financial statements.

Taxes

During the year ended December 31, 2007 a settlement was reached on a federal audit issue which resulted in the reduction of the liability for unrecognized tax benefits of $1.0 million and $0.45 million for the years ended December 31, 2007 and 2008, respectively, and will result in future reduction for the liability for unrecognized tax benefits of $0.45 million in 2009. During the year ended December 31, 2008 state tax audits were settled resulting in a reduction to the liability for unrecognized tax benefits of $0.4 million. The liability for unrecognized tax benefits was reduced during the year ended December 31, 2008 by $0.2 million for interest and penalties applicable to settled issues.

Off Balance Sheet Arrangements, Contractual Obligations and Contingent Liabilities and Commitments

Other than the operating leases disclosed in the table that follows, the Company has no material off balance sheet arrangements.

The impact that the Company's contractual obligations as of December 31, 2008 are expected to have on our liquidity and cash flow in future periods is as follows:

	Payments due by period				
Contractual obligations (in thousands)	Total	Less than 1 year	1 - 3 years	4 - 5 years	More than 5 years
Line of credit (1)	65,000	65,000	—	—	—
Non-compete obligations	$ 969	$ 315	$ 654	$ —	$ —
Non-cancelable operating leases	64,653	24,910	27,883	9,292	2,568
Capital leases	621	450	171	—	—
Acquisition holdbacks	1,474	24	862	380	208
Unrecognized Tax Positions (2)	1,717	1,717	—	—	—
Total (3)	$ 134,434	$ 92,416	$ 29,570	$ 9,672	$ 2,776

(1) The Company estimates interest on outstanding borrowings under the line of credit to be approximately $1.2 million for the period of less than one year.

(2) These amounts represent expected payments with interest for unrecognized tax benefits as of December 31, 2008. Uncertain tax positions of $0.8 million are not included due to the uncertainty of the final amount and settlement date.

(3) Minimum pension funding requirements are not included as such amounts have not been determined.

Critical Accounting Policies

The Company views critical accounting policies to be those policies that are very important to the portrayal of our financial condition and results of operations, and that require management's most difficult, complex or subjective judgments. The circumstances that make these judgments difficult or complex relate to the need for management to make estimates about the effect of matters that are inherently uncertain. We believe our critical accounting policies to be as follows:

Accrual for Termite Contracts—The Company maintains an accrual for termite claims representing the estimated costs of reapplications, repairs and associated labor and chemicals, settlements, awards and other costs relative to termite control services. Factors that may impact future cost include chemical life expectancy and government regulation. It is significant that the actual number of claims has decreased in recent years due to changes in the Company's business practices. However, it is not possible to precisely predict future significant claims. Positive changes to our business practices include revisions made to our contracts, more effective treatment methods, more effective termiticides, and expanding training.

Accrued Insurance—The Company self-insures, up to specified limits, certain risks related to general liability, workers' compensation and vehicle liability. The estimated costs of existing and future claims under the self-insurance program are accrued based upon historical trends as incidents occur, whether reported or unreported (although actual settlement of the claims may not be made until future periods) and may be subsequently revised based on developments relating to such claims. The Company contracts an independent third party actuary on an annual basis to provide the Company an estimated liability based upon historical claims information. The actuarial study is a major consideration, along with management's knowledge of changes in business practices and existing claims compared to current balances. The reserve is established based on all these factors. Due to the uncertainty associated with the estimation of future loss and expense payments and inherent limitations of the data, actual developments may vary from the

Company's projections. This is particularly true since critical assumptions regarding the parameters used to develop reserve estimates are largely based upon judgment. Therefore, changes in estimates may be material. Management's judgment is inherently subjective and a number of factors are outside management's knowledge and control. Additionally, historical information is not always an accurate indication of future events. It should be noted that the number of claims have been decreasing due to the Company's proactive risk management to develop and maintain ongoing programs. Initiatives that have been implemented include pre-employment screening and an annual motor vehicle report required on all its drivers, post-offer physicals for new employees, and pre-hire, random and post-accident drug testing. The Company has improved the time required to report a claim by utilizing a "Red Alert" program that provides serious accident assessment twenty four hours a day and seven days a week and has instituted a modified duty program that enables employees to go back to work on a limited-duty basis.

Revenue Recognition—The Company's revenue recognition policies are designed to recognize revenues at the time services are performed. For certain revenue types, because of the timing of billing and the receipt of cash versus the timing of performing services, certain accounting estimates are utilized. Residential and commercial pest control services are primarily recurring in nature on a monthly or bi-monthly basis, while certain types of commercial customers may receive multiple treatments within a given month. In general, pest control customers sign an initial one-year contract, and revenues are recognized at the time services are performed. For pest control customers, the Company offers a discount for those customers who prepay for a full year of services. The Company defers recognition of these advance payments and recognizes the revenue as the services are rendered. The Company classifies the discounts related to the advance payments as a reduction in revenues. Termite baiting revenues are recognized based on the delivery of the individual units of accounting. At the inception of a new baiting services contract upon quality control review of the installation, the Company recognizes revenue for the delivery of the monitoring stations, initial directed liquid termiticide treatment and installation of the monitoring services. The amount deferred is the fair value of monitoring services to be rendered after the initial service. Fair values are generally established based on the prices charged when sold separately by the Company. The amount deferred for the undelivered monitoring element is then recognized as income on a straight-line basis over the remaining contract term, which results in recognition of revenue in a pattern that approximates the timing of performing monitoring visits. Baiting renewal revenue is deferred and recognized over the annual contract period on a straight-line basis that approximates the timing of performing the required monitoring visits.

Revenue received for traditional termite treatments is deferred and recognized on a straight-line basis over the remaining contract term; and, the cost of reinspections, reapplications and repairs and associated labor and chemicals are expensed as incurred. For outstanding claims, an estimate is made of the costs to be incurred (including legal costs) based upon current factors and historical information. The performance of reinspections tends to be close to the contract renewal date and, while reapplications and repairs involve an insubstantial number of the contracts, these costs are incurred over the contract term. As the revenue is being deferred, the future cost of reinspections, reapplications and repairs and associated labor and chemicals applicable to the deferred revenue are expensed as incurred. The Company accrues for noticed claims. The costs of providing termite services upon renewal are compared to the expected revenue to be received and a provision is made for any expected losses.

As the revenue is being deferred, the future cost of reinspections, reapplications and repairs and associated labor and chemicals applicable to the deferred revenue are expensed as incurred and no longer accrued. The Company will continue to accrue for noticed claims.

Contingency Accruals—The Company is a party to legal proceedings with respect to matters in the ordinary course of business. In accordance with Statement of Financial Accounting Standards No. 5, *Accounting for Contingencies,* the Company estimates and accrues for its liability and costs associated with the litigation. Estimates and accruals are determined in consultation with outside counsel. Because it is not possible to accurately predict the ultimate result of the litigation, judgments concerning accruals for liabilities and costs associated with litigation are inherently uncertain and actual liability may vary from amounts estimated or accrued. However, in the opinion of management, the outcome of the litigation will not have a material adverse impact on the Company's financial condition or results of operations.

Defined benefit pension plan—In 2002, the Company ceased all future benefit accruals under the defined benefit plan, although the Company remains obligated to provide employees benefits earned through March 2002. The Company accounts for the defined benefit plan in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—An Amendment of FASB Statements No. 87, 88, 106, and 132(R)" and engages an outside actuary to calculate its obligations and costs. With the assistance of the actuary, the Company evaluates the significant assumptions used on a periodic basis including the estimated future return on plan assets, the discount rate, and other factors, and makes adjustments to these liabilities as necessary.

The Company chooses an expected rate of return on plan assets based on historical results for similar allocations among asset classes, the investments strategy, and the views of our investment adviser. Differences between the expected long-term return on plan assets and the actual return are amortized over future years. Therefore, the net deferral of past asset gains (losses) ultimately affects future pension expense. The Company's assumption for the expected return on plan assets is eight percent which is unchanged from the prior year.

The discount rate reflects the current rate at which the pension liabilities could be effectively settled at the end of the year. In estimating this rate, the Company utilizes a yield curve approach. The approach utilizes an economic model whereby the Company's expected benefit payments over the life of the plan is forecasted and then compared to a portfolio of corporate bonds that will mature at the same time that the benefit payments are due in any given year. The economic model then calculates the one discount rate to apply to all benefit payments over the life of the plan which will result in the same total lump sum as the payments from the corporate bonds. A lower discount rate increases the present value of benefit obligations. The discount rate was 6.81 percent as of December 31, 2008 compared to 6.25 percent in 2007 and 5.50 percent in 2006. A lower discount rate increases the value of benefit obligation.

As of December 31, 2008, the defined benefit plan was under-funded and the recorded change within accumulated other comprehensive income decreased stockholders' equity by $42.0 million before tax.

Recently Adopted Accounting Pronouncements

Statements of Financial Accounting Standards

In September 2006, the FASB issued SFAS No. 157, *"Fair Value Measurements"* ("SFAS No. 157"), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. For financial assets and liabilities, this statement is effective for fiscal periods beginning after November 15, 2007 and does not require any new fair value measurements. The adoption of SFAS No. 157, as relates to financial assets and liabilities, did not have a material effect on the Company's consolidated financial statements.

In February 2008, the FASB issued FASB Staff Position (FSP) FAS 157-1, *"Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements that Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13,"* and FSP FAS 157-2, *"Effective Date of FASB Statement No. 157."* These FSPs:

- exclude certain leasing transactions accounted for under FASB Statement No. 13, *"Accounting for Leases,"* from the scope of SFAS No. 157. The exclusion does not apply to fair value measurements of assets and liabilities recorded as a result of a lease transaction but measured pursuant to other pronouncements within the scope of Statement 157.

- permit the deferral of the effective date in SFAS No. 157 for one year for certain nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).

FSP FAS 157-1 is effective upon the initial adoption of Statement 157. FSP FAS 157-2 is effective February 12, 2008. The Company adopted the provisions of FSP 157-1 and 157-2 by utilizing the deferral in the first quarter of 2008. The Company will apply the provisions of FSP FAS 157-2, as required and does not expect the adoption of FSP FAS 157-2 to have a material effect on its consolidated financial statements. See Note 6 to the accompanying financial statements for details regarding impact of adoption.

In February 2007, the FASB issued SFAS No. 159, *"The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115."* This statement permits entities to choose to measure many financial instruments and certain other items at fair value. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, including interim periods within that fiscal year. The Company has not elected the fair value option for any of its existing financial instruments as of December 31, 2008 and the Company has not determined whether or not it will elect this option for financial instruments it may acquire in the future.

Emerging Issues Task Force

In June 2007, the Emerging Issues Task Force ("EITF") issued Issue 06-*11 "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards"*. The guidance in EITF Issue 06-11 addresses how an employer should account for the income tax benefits related to dividend or dividend equivalent payments made to employees holding certain share-based payment awards. Entities are required to recognize tax benefits realized from dividend or dividend equivalents paid to employees for certain share-based payment awards as an increase to additional paid-in capital and include such amounts in the pool of excess tax benefits available to absorb future tax deficiencies on share-based payment awards. The Company adopted the provisions of EITF Issue 06-11 as of January 1, 2008. The effect on the consolidated results of operations, cash flow and financial position is immaterial.

Recently Issued Accounting Pronouncements Not Yet Adopted

Statements of Financial Accounting Standards

In December 2007, the FASB issued SFAS No. 160, *"Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51" ("SFAS 160")*. SFAS 160 requires that a noncontrolling interest in a subsidiary be reported as equity and the amount of consolidated net income specifically attributable to the noncontrolling interest be identified in the consolidated financial statements. It also requires consistency in the manner of reporting changes in the parent's ownership interest and requires fair value measurement of any noncontrolling equity investment retained in a deconsolidation. The Company will apply the provisions of this statement prospectively, as required, beginning on January 1, 2009 and does not expect the adoption of SFAS 160 to have a material effect on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "*Business Combinations*" ("SFAS No. 141(R)"). SFAS No. 141(R) retains the fundamental requirements in Statement 141 that the acquisition method of accounting (which Statement 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. In general, the statement 1) broadens the guidance of SFAS No. 141, extending its applicability to all events where one entity obtains control over one or more other businesses, 2) broadens the use of fair value measurements used to recognize the assets acquired and liabilities assumed, 3) changes the accounting for acquisition related fees and restructuring costs incurred in connection with an acquisition, and 4) increases required disclosures. The Company will apply the provisions of this statement prospectively to business combinations for which the acquisition date is on or after January 1, 2009 and is currently assessing the impact of adoption of SFAS No. 141(R) on its consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, *"Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133" ("SFAS No. 161").* SFAS No. 161 amends and expands the disclosure requirements of SFAS No. 133 with the intent to provide users of financial statements with an enhanced understanding of: 1) How and why an entity uses derivative instruments; 2) How derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations and 3) How derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company has no derivatives and does not expect the adoption of SFAS 161 to have a material effect on its consolidated financial statements.

In May 2008, the FASB issued Statement No. 162, *"Hierarchy of Generally Accepted Accounting Principles",* which simply moves the requirements related to which authoritative literature to look to first from the audit standards to GAAP. SFAS 162 is effective 60 days following the SEC's approval of the PCAOB's amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The Company does not expect the adoption of SFAS 162 to have a material effect on its consolidated financial statements.

In May 2008, the FASB issued FASB Statement No. 163, *"Accounting for Financial Guarantee Insurance Contracts"*, which clarifies how FASB Statement No. 60, *"Accounting and Reporting by Insurance Enterprises",* applies to financial guarantee insurance contracts issued by insurance enterprises. The standard is effective for financial statements issued for fiscal years beginning after December 15, 2008, including interim periods in that year. The Company does not expect the adoption of SFAS 163 to have a material effect on its consolidated financial statements.

Staff Interpretations

In December 2008, the FASB issued FASB Staff Position (FSP) No.132 (R)-1, *"Employers' Disclosures about Pensions and Other Postretirement Benefits"* (FSP 132R-1). FSP 132R-1 requires enhanced disclosures about the plan assets of a Company's defined benefit pension and other postretirement plans. The enhanced disclosures required by this FSP are intended to provide users of financial statements with a greater understanding of: (1) how investment allocation decisions are made, including the factors that are pertinent to an understanding of investment policies and strategies; (2) the major categories of plan assets; (3) the inputs and valuation techniques used to measure the fair value of plan assets; (4) the effect of fair value measurements using significant unobservable inputs (Level 3) on changes in plan assets for the period; and (5) significant concentrations of risk within plan assets. This FSP is effective for the Company for the year ending December 31, 2009. This FSP is not expected to have a significant impact on the Company's financial statements.

In April 2008, the FASB issued FSP FAS No. 142-3, which amends the factors that must be considered in developing renewal or extension assumptions used to determine the useful life over which to amortize the cost of a recognized intangible asset under SFAS No. 142, *"Goodwill and Other Intangible Assets."* The FSP requires an entity to consider its own assumptions about renewal or extension of the term of the arrangement, consistent with its expected use of the asset, and is an attempt to improve consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under FAS No. 141, *"Business Combinations."* The FSP is effective for fiscal years beginning after December 15, 2008, and the guidance for determining the useful life of a recognized intangible asset must be applied prospectively to intangible assets acquired after the effective date. The Company does not expect the adoption of FSP FAS No. 142-3 to have a material effect on its consolidated financial statements.

In June 2008, the FASB issued FSP Emerging Issues Task Force (EITF) No. 03-6-1, "*Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities.*" Under the FSP, unvested share-based payment awards that contain rights to receive nonforfeitable dividends (whether paid or unpaid) are participating securities, and should be included in the two-class method of computing EPS. The FSP is effective for fiscal years beginning after December 15, 2008, and interim periods within those years. The Company does not expect the adoption of FSP EITF No. 03-6-1 to have a material effect on its consolidated financial statements.

Forward-Looking Statements-

This Annual Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements regarding the Company's belief that its levels of supplies will alleviate the potential short-term shortage in availability from its suppliers; management's belief that environmental remediation costs estimated to be incurred are not material to the Company's financial condition or operating results; the outcome of litigation, as discussed in the Legal Proceedings section and elsewhere, and the Company's belief that such litigation will not have a material adverse effect on the Company's financial position; the Company's expectation to continue its payment of cash dividends; the adequacy of the Company's resources and borrowings to fund operations and obligations; management's belief that any additional pension plan contributions will not have a material effect on the Company's financial position, results of operation or liquidity; the Company's projected 2009 capital expenditures; the Company's expectation to maintain compliance with the covenants contained in its Revolving Credit Agreement throughout 2009; the impact of the Company's contractual obligations; the impact of recent accounting pronouncements; and interest rate risks and foreign exchange currency risk on the Company's financial position, results of operations and liquidity. The actual results of the Company could differ materially from those indicated by the forward-looking statements because of various risks, timing and uncertainties including, without limitation, the possibility of an adverse ruling against the Company in pending litigation; general economic conditions; market risk; changes in industry practices or technologies; the degree of success of the Company's termite process reforms and pest control selling and treatment methods; the Company's ability to identify potential acquisitions; climate and weather trends; competitive factors and pricing practices; potential increases in labor costs; and changes in various government laws and regulations, including environmental regulations. All of the foregoing risks and uncertainties are beyond the ability of the Company to control, and in many cases the Company cannot predict the risks and uncertainties that could cause its actual results to differ materially from those indicated by the forward-looking statements.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk.

Market Risk

The Company maintains an investment portfolio subject to short-term interest rate risk exposure. The Company is also subject to interest rate risk exposure through borrowings on its $175.0 million credit facility. Currently, interest rates are fixed on the outstanding borrowings of $65 million ($63 million at February 27, 2009) creating minimal interest rate risk exposure. However, the Company does maintain approximately $38.3 million in Letters of Credit. The Company is also exposed to market risks arising from changes in foreign exchange rates. The Company believes that this foreign exchange rate risk will not have a material effect upon the Company's results of operations or financial position going forward.

MANAGEMENT'S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

To the Stockholders of Rollins, Inc.:

The management of Rollins, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Rollins, Inc. maintains a system of internal accounting controls designed to provide reasonable assurance, at a reasonable cost, that assets are safeguarded against loss or unauthorized use and that the financial records are adequate and can be relied upon to produce financial statements in accordance with accounting principles generally accepted in the United States of America. The internal control system is augmented by written policies and procedures, an internal audit program and the selection and training of qualified personnel. This system includes policies that require adherence to ethical business standards and compliance with all applicable laws and regulations.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the design and operation of internal controls over financial reporting, as of December 31, 2008 based on criteria established in Internal Control—Integrated framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management's assessment is that Rollins, Inc. maintained effective internal control over financial reporting as of December 31, 2008.

In conducting Rollins, Inc.'s evaluation of the effectiveness of its internal control over financial reporting, Rollins, Inc. has excluded its wholly-owned subsidiary HomeTeam Pest Defense which was acquired in 2008. This acquisition constituted 26.3% of total assets as of December 31, 2008, and 9.7% of revenues for the year then ended. Refer to Note 2 in the consolidated financial statements for further discussion of this acquisition and its impact on Rollins, Inc.'s financial statements.

The independent registered public accounting firm, Grant Thornton LLP has audited the consolidated financial statements as of and for the year ended December 31, 2008, and has also issued their report on the effectiveness of the Company's internal control over financial reporting, included in this report on page 38.

/s/ GARY W. ROLLINS

Gary W. Rollins
Chief Executive Officer, President and
Chief Operating Officer

/s/ HARRY J. CYNKUS

Harry J. Cynkus
Chief Financial Officer
and Treasurer

Atlanta, Georgia
March 2, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Board of Directors and Stockholders
Rollins, Inc.

We have audited Rollins, Inc. (a Delaware Corporation) and subsidiaries' (the "Company") internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Controls Over Financial Reporting. Our responsibility is to express an opinion on Rollins, Inc.'s internal control over financial reporting based on our audit. Our audit of, and opinion on, Rollins, Inc.'s internal control over financial reporting does not include internal control over financial reporting of HomeTeam Pest Defense, a wholly owned subsidiary, whose financial statements reflect total assets and revenues constituting 26 and 10 percent of the Company's consolidated assets and revenues, respectively as of and for the year ended December 31, 2008. As indicated in Management's Report, HomeTeam Pest Defense was acquired during 2008 and therefore, management's assertion on the effectiveness of Rollins, Inc.'s internal control over financial reporting excluded internal control over financial reporting of HomeTeam Pest Defense.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the Company as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2008 and our report dated March 2, 2009 expressed an unqualified opinion on those financial statements.

/s/ GRANT THORNTON LLP

Atlanta, Georgia
March 2, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON CONSOLIDATED FINANCIAL STATEMENTS

Board of Directors and Stockholders
Rollins, Inc.

We have audited the accompanying consolidated statements of financial position of Rollins, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2008. Our audits of the basic consolidated financial statements included the financial statement schedule listed in the index appearing under Item 15. These financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, the Company adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109" in 2007 and the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" in 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 2, 2009 expressed an unqualified opinion thereon.

/s/ GRANT THORNTON LLP

Atlanta, Georgia
March 2, 2009

Item 8. Financial Statements and Supplementary Data.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Rollins, Inc. and Subsidiaries

At December 31, (in thousands except share information)	2008	2007
ASSETS		
Cash and cash equivalents	**$ 13,716**	$ 71,280
Trade receivables, short-term, net of allowance for doubtful accounts of $6,371 and $5,351, respectively	**56,884**	52,618
Accounts receivable-other, net	**2,185**	1,839
Materials and supplies	**10,893**	8,846
Deferred income taxes, net	**20,018**	17,162
Other current assets	**13,142**	8,495
Total Current Assets	**116,838**	160,240
Equipment and property, net	**78,625**	77,370
Goodwill	**187,266**	126,684
Customer contracts	**129,092**	63,056
Other intangible assets, net	**25,719**	9,232
Deferred income taxes	**17,886**	7,576
Trade receivables, long-term, net of allowance for doubtful accounts of $1,168 and $1,317, respectively	**11,124**	8,409
Prepaid pension	**—**	16,624
Other assets	**5,967**	6,037
Total Assets	**$ 572,517**	$ 475,228
LIABILITIES		
Accounts payable	**18,782**	19,140
Accrued insurance	**15,404**	13,505
Accrued compensation and related liabilities	**56,334**	45,910
Unearned revenue	**88,288**	81,678
Accrual for termite contracts	**5,452**	6,320
Capital leases	**450**	1,186
Line of credit	**65,000**	—
Other current liabilities	**23,117**	20,267
Total current liabilities	**272,827**	188,006
Capital leases, less current portion	**171**	601
Accrued insurance, less current portion	**23,483**	23,387
Accrual for termite contracts, less current portion	**8,848**	11,680
Accrued pension	**20,353**	—
Long-term accrued liabilities	**18,402**	18,001
Total Liabilities	**344,084**	241,675
Commitments and Contingencies		
STOCKHOLDERS' EQUITY		
Preferred stock, without par value; 500,000 authorized, zero shares issued	**—**	—
Common stock, par value $1 per share; 170,000,000 shares authorized, 100,040,969 and 100,635,596 shares issued, respectively	**100,041**	100,636
Paid in capital	**18,087**	15,184
Accumulated other comprehensive loss	**(34,758)**	(4,050)
Retained earnings	**145,063**	121,783
Total Stockholders' Equity	**228,433**	233,553
Total Liabilities and Stockholders' Equity	**$ 572,517**	$ 475,228

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

Rollins, Inc. and Subsidiaries

Years ended December 31, (in thousands except per share data)	2008	2007	2006
REVENUES			
Customer services	**$ 1,020,564**	$ 894,920	$ 858,878
COSTS AND EXPENSES			
Cost of services provided	**534,494**	468,665	457,869
Depreciation and amortization	**33,443**	27,068	26,860
Sales, general and administrative	**339,078**	296,615	280,578
Gain on sales of assets	**(166)**	(52)	(81)
Interest (income)/expense	**761**	(2,289)	(1,507)
	907,610	790,007	763,719
INCOME BEFORE INCOME TAXES	**112,954**	104,913	95,159
PROVISION FOR INCOME TAXES			
Current	**39,563**	39,149	31,343
Deferred	**4,457**	1,033	6,007
	44,020	40,182	37,350
NET INCOME	**$ 68,934**	$ 64,731	$ 57,809
INCOME PER SHARE – BASIC	**$ 0.69**	$ 0.65	$ 0.57
INCOME PER SHARE – DILUTED	**$ 0.69**	$ 0.64	$ 0.56
Weighted average shares outstanding – basic	**99,209**	100,299	100,747
Weighted average shares outstanding – diluted	**100,081**	101,409	103,314
DIVIDENDS PAID PER SHARE	**$ 0.25**	$ 0.20	$ 0.17

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Rollins, Inc. and Subsidiaries

(In thousands)	Common Stock Shares	Common Stock Amount	Treasury Stock	Treasury Amount	Paid-In-Capital	Treasury Paid-In-Capital	Comprehensive Income (Loss)	Accumulated Other Comprehensive Income (Loss)	Unearned Compensation	Retained Earnings	Total
Balance at December 31, 2005	**105,119**	**$ 105,119**	**(3,102)**	**$ (3,102)**	**$ 14,464**	**$ —**		**$ (23,264)**	**$ (5,881)**	**$ 89,615**	**$ 176,951**
Net Income							57,809			57,809	57,809
Other Comprehensive Income, Net of Tax											
Minimum Pension Liability Adjustment							5,717				5,717
Foreign Currency Translation Adjustments							(237)				(237)
Other Comprehensive Income							5,480	5,480			
Comprehensive Income							63,289				
Cash Dividends										(17,025)	(17,025)
Common Stock Purchased (1)			(1,007)	(1,007)						(14,790)	(15,797)
Issuance of 401(k) Company Match			177	177							177
FAS 123r Adoption					(5,881)				5,881		—
Three-for-Two Stock Split – 2007	355	355	(415)	(415)	—				—	60	—
Stock Compensation	281	281			2,755						3,036
Common Stock Options Exercised & Other (2)	429	429			399						828
Balance at December 31, 2006	**106,184**	**$ 106,184**	**(4,347)**	**$ (4,347)**	**$ 11,737**	**$ —**		**$ (17,784)**	**$ —**	**$ 115,669**	**$ 211,459**
Net Income							64,731			64,731	64,731
Cumulative Effect Adjustment of adoption of FIN 48										(1,676)	(1,676)
Other Comprehensive Income, Net of Tax											
Unrealized Loss on Investments							3				3
Pension Liability Adjustment							11,029				11,029
Foreign Currency Translation Adjustments							2,702				2,702
Other Comprehensive Income							13,734	13,734			
Comprehensive Income							78,465				
Cash Dividends										(20,332)	(20,332)
Common Stock Purchased (1)			(1,697)	(1,697)						(36,866)	(38,563)
Common Stock Retired	(4,595)	(4,595)	4,595	4,595							—
Three-for-Two Stock Split – 2007	(1,736)	(1,736)	1,449	1,449						257	(30)
Stock Compensation	215	215			2,974						3,189
Common Stock Options Exercised (2)	568	568			(2,564)						(1,996)
Excess Tax Benefit on Non-Qualified Stock Options					3,037						3,037
Balance at December 31, 2007	**100,636**	**$ 100,636**	**—**	**$ —**	**$ 15,184**	**$ —**		**$ (4,050)**	**$ —**	**$ 121,783**	**$ 233,553**
Net Income							68,934			68,934	68,934
Other Comprehensive Income, Net of Tax											
Pension Liability Adjustment							(27,084)				(27,084)
Foreign Currency Translation Adjustments							(3,624)			—	(3,624)
Other Comprehensive Income							(30,708)	(30,708)			
Comprehensive Income							38,226				
Cash Dividends										(24,969)	(24,969)
Common Stock Purchased (1)	(1,385)	(1,385)								(20,685)	(22,070)
Stock Compensation	641	641			3,751						4,392
Common Stock Options Exercised (2)	149	149			(992)						(843)
Excess Tax Benefit on Non-Qualified Stock Options					144						144
Balance at December 31, 2008	**100,041**	**$ 100,041**	**—**	**$ —**	**$ 18,087**	**$ —**		**$ (34,758)**	**$ —**	**$ 145,063**	**$ 228,433**

(1) Charges to Retained Earnings are from purchases of the Company's Common Stock.
(2) Common Stock Options Exercised are net of employee stock buybacks

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Rollins, Inc. and Subsidiaries

Years ended December 31, (in thousands)	2008	2007	2006
OPERATING ACTIVITIES			
Net Income	**$ 68,934**	$ 64,731	$ 57,809
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**33,443**	27,068	26,860
Provision for deferred income taxes	**4,457**	1,033	6,007
Stock based compensation expense	**4,392**	3,189	2,987
Gain on sales of assets	**(166)**	(52)	(81)
Excess tax benefits from share-based payments	**(144)**	(3,037)	—
Provision for bad debts	**(8,984)**	(5,915)	(7,195)
Other, net	**(712)**	(232)	(544)
Changes in assets and liabilities:			
Trade accounts receivables	**8,528**	5,265	2,714
Accounts receivable—other	**(361)**	709	697
Materials and supplies	**(422)**	(26)	681
Other current assets	**(3,760)**	(1,205)	1,914
Other non-current assets	**(613)**	(383)	301
Accounts payable and accrued expenses	**(1,384)**	22	5,476
Unearned revenue	**(1,691)**	1,731	(550)
Accrued insurance	**(221)**	(1,053)	1,344
Accrual for termite contracts	**(3,700)**	(2,201)	(3,000)
Accrued pension	**(5,000)**	(5,000)	(5,000)
Long-term accrued liabilities	**(1,852)**	4,118	(5,219)
Net cash provided by operating activities	**90,744**	88,762	85,201
INVESTING ACTIVITIES			
Cash used for acquisitions of companies, net of cash acquired	**(152,369)**	(6,801)	(10,087)
Purchase of equipment and property	**(14,815)**	(16,244)	(18,729)
Cash from sales of franchises	**321**	204	707
Proceeds from sales of assets	**146**	87	128
Net cash used in investing activities	**(166,717)**	(22,754)	(27,981)
FINANCING ACTIVITIES			
Borrowings, under line of credit agreement	**90,000**	—	—
Payments on line of credit borrowings	**(25,000)**	—	—
Cash paid for common stock purchased	**(23,240)**	(41,971)	(19,452)
Dividends paid	**(24,969)**	(20,332)	(17,025)
Book overdrafts in bank accounts	**4,600**	—	—
Proceeds received upon exercise of stock options	**326**	1,384	1,086
Principal payments on capital lease obligations	**(829)**	(1,916)	(763)
Excess tax benefits from share-based payments	**144**	3,037	—
Other	**—**	—	(235)
Net cash provided by/(used in) financing activities	**21,032**	(59,798)	(36,389)
Effect of exchange rate changes on cash	**(2,623)**	1,726	(552)
Net increase/(decrease) in cash and cash equivalents	**(57,564)**	7,936	20,279
Cash and cash equivalents at beginning of year	**71,280**	63,344	43,065
Cash and cash equivalents at end of year	**$ 13,716**	$ 71,280	$ 63,344
Supplemental disclosure of cash flow information			
Cash paid for interest	**$ 1,030**	$ 118	$ 57
Cash paid for income taxes	**$ 41,638**	$ 40,129	$ 31,258

The accompanying notes are an integral part of these consolidated financial statements

Supplemental Disclosures of Non-Cash Items

Pension—Non-cash (increases) decreases in the minimum pension liability which were (charged) credited to other comprehensive income/(loss) were $(44.2) million, $19.9 million, and $9.7 million in 2008, 2007, and 2006, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2008, 2007, and 2006, Rollins, Inc. and Subsidiaries

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Description—Rollins, Inc. (the "Company") was originally incorporated in 1948 under the laws of the state of Delaware as Rollins Broadcasting, Inc.

The Company is an international service company with headquarters located in Atlanta, Georgia, providing pest and termite control services through its wholly-owned subsidiaries to both residential and commercial customers in North America with domestic franchises and international franchises in Mexico, Central America, the Caribbean, the Middle East and Asia.

Orkin, Inc. ("Orkin"), a wholly-owned subsidiary of the Company founded in 1901, is one of the world's largest pest and termite control companies. It provides customized services from over 400 locations. Orkin serves customers in the United States, Canada, Mexico, Central America, the Caribbean, the Middle East and Asia providing essential pest control services and protection against termite damage, rodents and insects to homes and businesses, including hotels, food service establishments, food manufacturers, retailers and transportation companies. Orkin operates under the Orkin®, and PCO Services, Inc. ® trademarks and the Acurid℠ service mark. The Orkin® brand name makes Orkin the most recognized pest and termite company throughout the country.

PCO Services ("PCO"), a wholly-owned subsidiary of Orkin founded in 1952, was acquired by Orkin in 1999. PCO Services is Canada's largest pest control provider and a leader in the development of fast, effective and environmentally responsible pest control solutions.

Western Pest Services ("Western"), a wholly-owned subsidiary of the Company founded in 1928, was acquired by Rollins, Inc. in 2004. Western is primarily a commercial pest control service company and its business complements most of the services Orkin offers focusing on the northeastern United States.

The Industrial Fumigant Company ("IFC"), a wholly-owned subsidiary of the Company founded in 1937, was acquired by Rollins, Inc. in 2005. IFC is a leading provider of pest management and sanitation services and products to the food and commodity industries.

HomeTeam Pest Defense ("HomeTeam"), a wholly-owned subsidiary of the Company established in 1996, was acquired by Rollins, Inc. in April 2008. At the time of the acquisition, HomeTeam, with its unique Taexx in the wall system, was recognized as a premier pest control business and ranked as the 4th largest company in the industry. HomeTeam services home builders nationally.

Crane Pest Control ("Crane"), a wholly—owned subsidiary of the Company established in 1930, was acquired by Rollins, Inc in December 2008. Crane's primary service is commercial pest control serving northern California and the Reno/Tahoe basin.

The Company has only one reportable segment, its pest and termite control business. Revenue, operating profit and identifiable assets for this segment, includes the United States, Canada, Mexico, Central America, the Caribbean, the Middle East and Asia. The Company's results of operations and its financial condition are not reliant upon any single customer or a few customers or the Company's foreign operations.

Principles of Consolidation—The Company's policy is to consolidate all subsidiaries, investees or other entities where it has voting control, is subject to a majority of the risk of loss or is entitled to receive a majority of residual returns. The Company does not have any interest in other investees, joint ventures, or other entities that require consolidation.

The consolidated financial statements include the accounts of the Company and subsidiaries owned by the Company. All material intercompany accounts and transactions have been eliminated.

Estimates Used in the Preparation of Consolidated Financial Statements—The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the accompanying notes and financial statements. Actual results could differ from those estimates.

Revenues—The Company's revenue recognition policies are designed to recognize revenues at the time services are performed. For certain revenue types, because of the timing of billing and the receipt of cash versus the timing of performing services, certain accounting estimates are utilized. Residential and commercial pest control services are primarily recurring in nature on a monthly or bi-monthly basis, while certain types of commercial customers may receive multiple treatments within a given month. In general, pest control customers sign an initial one-year contract, and revenues are recognized at the time services are performed. For pest control customers, the Company offers a discount for those customers who prepay for a full year of services. The Company defers recognition of these advance payments and recognizes the revenue as the services are rendered. The Company classifies the discounts related to the advance payments as a reduction in revenues. Termite baiting revenues are recognized based on the delivery of the individual units of accounting. At the inception of a new baiting services contract upon quality control review of the installation, the Company recognizes revenue for the delivery of the monitoring stations, initial directed liquid termiticide treatment and installation of the monitoring services. The amount deferred is the fair value of monitoring services to be rendered after the initial service. Fair values are generally established based on the prices charged when sold separately by the Company. The amount deferred for the undelivered monitoring element is then recognized as income on a straight-line basis over the remaining contract term, which results in recognition of revenue in a pattern that approximates the timing of performing monitoring visits. Baiting renewal revenue is deferred and recognized over the annual contract period on a straight-line basis that approximates the timing of performing the required monitoring visits.

Revenue received for traditional termite treatments is deferred and recognized on a straight-line basis over the remaining contract term; and, the cost of reinspections, reapplications and repairs and associated labor and chemicals are expensed as incurred. For outstanding claims, an estimate is made of the costs to be incurred (including legal costs) based upon current factors and historical information. The performance of reinspections tends to be close to the contract renewal date and, while reapplications and repairs involve an insubstantial number of the contracts, these costs are incurred over the contract term. As the revenue is being deferred, the future cost of reinspections, reapplications and repairs and associated labor and chemicals applicable to the deferred revenue are expensed as incurred. The Company accrues for noticed claims. The costs of providing termite services upon renewal are compared to the expected revenue to be received and a provision is made for any expected losses.

All revenues are reported net of sales taxes.

The Company's foreign operations accounted for approximately 8% of total revenues for the years ended December 31, 2008, and 2007 and 7% for the year ended December 31, 2006.

Interest income on installment receivables is accrued monthly based on actual loan balances and stated interest rates. Recognition of initial franchise fee revenues occurs when all material services or conditions relating to a new agreement have been substantially performed or satisfied by the Company. Initial franchise fees are treated as unearned revenue in the Statement of Financial Position until such time. Royalties from Orkin franchises are accrued and recognized as revenues as earned on a monthly basis.

Gains on sales of pest control customer accounts to franchises are recognized at the time of sale and when collection is reasonably assured.

Allowance for Doubtful Accounts—The Company maintains an allowance for doubtful accounts based on the expected collectibility of accounts receivable. Management uses historical collection results as well as accounts receivable aging in order to determine the expected collectibility of accounts receivable. Substantially all of the Company's receivables are due from pest control in the United States and selected international locations. Our allowance for doubtful accounts is determined using a combination of factors to ensure that our receivables are not overstated due to uncollectibility. Our established credit evaluation procedures seek to minimize the amount of business we conduct with higher risk customers. Provisions for doubtful accounts are recorded in selling, general and administrative expenses. Accounts are written-off against the allowance for doubtful accounts when the Company determines that amounts are uncollectible and recoveries of amounts previously written off are recorded when collected. Significant recoveries will generally reduce the required provision in the period of recovery. Therefore, the provision for doubtful accounts can fluctuate significantly from period to period. There were no large recoveries in 2008, 2007 and 2006. We record specific provisions when we become aware of a customer's inability to meet its financial obligations to us, such as in the case of bankruptcy filings or deterioration in the customer's operating results or financial position. If circumstances related to customers change, our estimates of the realizability of receivables would be further adjusted, either upward or downward.

Advertising—Advertising costs are charged to expense during the year in which they are incurred.

	Years ended December 31,		
(in thousands)	**2008**	2007	2006
Advertising	**$ 41,559**	$ 37,699	$ 35,977

Cash and Cash Equivalents—The Company considers all investments with an original maturity of three months or less to be cash equivalents. Short-term investments, included in cash and cash equivalents, are stated at cost, which approximates fair market value.

	At December 31,		
(in thousands)	**2008**	2007	2006
Cash held in foreign bank accounts	**$ 8,442**	$ 14,103	$ 9,487

Marketable Securities—From time to time, the Company maintains investments held by several large, well-capitalized financial institutions. The Company's investment policy does not allow investment in any securities rated less than "investment grade" by national rating services. The Company's marketable securities generally consist of United States government, corporate and municipal debt securities.

Management determines the appropriate classification of debt securities at the time of purchase and re-evaluates such designations as of each balance sheet date. Debt securities are classified as available-for-sale because the Company does not have the intent to hold the securities to maturity. Available-for-sale securities are stated at their fair values, with the unrealized gains and losses, net of tax, reported as a separate component of stockholders' equity. Realized gains and losses and declines in value judged to be other than temporary on available-for-sale securities are included in interest income.

The Company had no marketable securities at December 31, 2008 and 2007.

Materials and Supplies—Materials and supplies are recorded at the lower of cost (first-in, first-out basis) or market.

Income Taxes—The Company provides for income taxes based on Statement of Financial Accounting Standards (SFAS) No. 109, "*Accounting for Income Taxes*", which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. The Company provides an allowance for deferred tax assets when it is determined that it is more likely than not that the deferred tax assets will not be utilized. The Company establishes additional provisions for income taxes when, despite the belief that tax positions are fully supportable, there remain certain positions that do not meet the minimum probability threshold, as defined by FASB Interpretation (FIN) No. 48, "*Accounting for Uncertainty in Income Taxes*", which is a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority. The Company's policy is to record interest and penalties related to income tax matters in income tax expense.

Equipment and Property—Depreciation and amortization, which includes the amortization of assets recorded under capital leases, are provided principally on a straight-line basis over the estimated useful lives of the related assets. Annual provisions for depreciation are computed using the following asset lives: buildings, ten to forty years; and furniture, fixtures, and operating equipment, two to ten years. Expenditures for additions, major renewals and betterments are capitalized and expenditures for maintenance and repairs are expensed as incurred. The cost of assets retired or otherwise disposed of and the related accumulated depreciation and amortization are eliminated from the accounts in the year of disposal with the resulting gain or loss credited or charged to income. The annual provisions for depreciation, below, have been reflected in the Consolidated Statements of Income in the line item entitled Depreciation and Amortization:

	Years ended December 31,		
(in thousands)	**2008**	2007	2006
Depreciation	**$ 14,205**	$ 13,677	$ 12,976

Goodwill and Other Intangible Assets—In accordance with SFAS No. 142, "*Goodwill and Other Intangible Assets*", the Company classifies intangible assets into three categories: (1) intangible assets with definite lives subject to amortization; (2) intangible assets with indefinite lives not subject to amortization; and (3) goodwill. The Company does not amortize intangible assets with indefinite lives or goodwill. Goodwill and other intangible assets with indefinite useful lives are tested for impairment annually or more frequently if events or circumstances indicate the assets might be impaired. Such conditions may include an economic downturn or a change in the assessment of future operations. The Company performs impairment tests of goodwill at the company level. Such impairment tests for goodwill include comparing the fair value of the appropriate reporting unit (the Company) with its carrying value. The Company performs impairment tests for indefinite-lived intangible assets by comparing the fair value of each indefinite-lived intangible asset unit to its carrying value. The Company recognizes an impairment charge if the asset's carrying value exceeds its estimated fair value. The Company completed its annual impairment analyses as of September 30, 2008, 2007 and 2006. Based upon the results of these analyses, the Company has concluded that no impairment of its goodwill or other intangible assets was indicated.

Impairment of Long-Lived Assets—In accordance with SFAS 144, "*Accounting for the Impairment or Disposal of Long-Lived Assets*", the Company's long-lived assets, such as property and equipment and intangible assets with definite lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Based upon the results of these analyses, the Company has concluded that no impairment of its long-lived assets was indicated.

Insurance—The Company self-insures, up to specified limits, certain risks related to general liability, workers' compensation and vehicle liability. The estimated costs of existing and future claims under the self-insurance program are accrued based upon historical trends as incidents occur, whether reported or unreported (although actual settlement of the claims may not be made until future periods) and may be subsequently revised based on developments relating to such claims. The Company contracts an independent third party actuary on an annual basis to provide the Company an estimated liability based upon historical claims information. The actuarial study is a major consideration, along with management's knowledge of changes in business practice and existing claims compared to current balances. The reserve is established based on all these factors. Management's judgment is inherently subjective and a number of factors are outside management's knowledge and control. Additionally, historical information is not always an accurate indication of future events.

Accrual for Termite Contracts—The Company maintains an accrual for termite claims representing the estimated costs of reapplications, repairs and associated labor and chemicals, settlements, awards and other costs relative to termite control services. Factors that may impact future cost include termiticide life expectancy and government regulation. It is significant that the actual number of claims has decreased in recent years due to changes in the Company's business practices. However, it is not possible to precisely predict future significant claims. Positive changes to our business practices include revisions made to our contracts, more effective treatment methods, more effective termiticides and expanded training.

Contingency Accruals—The Company is a party to legal proceedings with respect to matters in the ordinary course of business. In accordance with Statement of Financial Accounting Standards No. 5, *Accounting for Contingencies,* the Company estimates and accrues for its liability and legal costs associated with the litigation. Estimates and accruals are determined in consultation with outside counsel. It is not possible to accurately predict the ultimate result of the litigation. However, in the opinion of management, the outcome of the litigation will not have a material adverse impact on the Company's financial condition or results of operations.

Treasury Shares—During the year ended December 31, 2007 the Company retired all of its existing treasury shares, increasing the number of unissued but authorized shares, and began to retire common shares as they are repurchased. During 2008, 1.4 million shares were repurchased in the open market for $22.1 million. During 2007, 2.4 million (post split) shares were repurchased in the open market for $38.6 million. During 2006, 1.5 million (post split) shares were repurchased in the open market for $19.4 million.

Earnings Per Share—In accordance with SFAS No. 128, *Earnings Per Share* ("EPS"), the Company presents basic EPS and diluted EPS. Basic EPS is computed on the basis of weighted-average shares outstanding. Diluted EPS is computed on the basis of weighted-average shares outstanding plus common stock options outstanding during the year, which, if exercised, would have a dilutive effect on EPS. Prior basic and diluted EPS for all years have been restated for the stock split effective December 10, 2007. A reconciliation of the number of weighted-average shares used in computing basic and diluted EPS is as follows:

(in thousands, except per share data)	Years ended December 31, 2008	2007	2006
Basic and diluted earnings available to stockholders (numerator):	**$ 68,934**	$ 64,731	$ 57,809
Shares (denominator):			
Weighted-average shares outstanding – Basic	**99,209**	100,299	100,747
Effect of dilutive securities:			
Employee Stock Options	**872**	1,110	2,567
Weighted-average shares outstanding – Diluted	**100,081**	101,409	103,314
Per share amounts:			
Basic income per common share	**$ 0.69**	$ 0.65	$ 0.57
Diluted income per common share	**$ 0.69**	$ 0.64	$ 0.56

Translation of Foreign Currencies—Assets and liabilities reported in functional currencies other than U.S. dollars are translated into U.S. dollars at the year-end rate of exchange. Revenues and expenses are translated at the weighted-average exchange rates for the year. The resulting translation adjustments are charged or credited to other comprehensive income. Gains or losses from foreign currency transactions, such as those resulting from the settlement of receivables or payables, denominated in foreign currency are included in the earnings of the current period.

Stock-Based Compensation—The Company adopted SFAS No. 123R, *"Share-Based Payment"* ("SFAS 123R") as of January 1, 2006. Stock options and time lapse restricted shares (TLRSs) have been issued to officers and other management employees under the Company's Employee Stock Incentive Plan. The Company's stock options generally vest over a five-year period and expire ten years from the issuance date.

TLRSs provide for the issuance of a share of the Company's Common Stock at no cost to the holder and generally vest after a certain stipulated number of years from the grant date, depending on the terms of the issue. The Company issued TLRSs that vest over ten years prior to 2004. TLRSs issued 2004 and later vest in 20 percent increments starting with the second anniversary of the grant, over six years from the date of grant. During these years, grantees receive all dividends declared and retain voting rights for the granted shares. The agreements under which the restricted stock is issued provide that shares awarded may not be sold or otherwise transferred until restrictions established under the plans have lapsed.

The Company did not grant any stock options during 2008, 2007 or 2006.

Comprehensive Income (Loss)—Other Comprehensive Income (Loss) results from foreign currency translations, minimum pension liability adjustments, and unrealized loss on marketable securities.

Franchising Program—Orkin had 63 franchises as of December 31, 2008, including international franchises in Mexico, established in 2000, Panama, established in 2003, and Costa Rica, established in 2006, along with Honduras, the United Arab Emirates, the Dominican Republic and South Korea all of which were established in 2007 and franchises were established in the State of Qatar, the Kingdom of Saudi Arabia, the Kingdom of Bahrain and the State of Kuwait in 2008. Transactions with franchises involve sales of customer contracts to establish new franchises, initial franchise fees and royalties. The customer contracts and initial franchise fees are typically sold for a combination of cash and notes due over periods ranging up to five years. These amounts are included as trade receivables in the accompanying Consolidated Statements of Financial Position.

(in thousands)	Years ended December 31, 2008	2007	2006
Notes receivable from Franchises	**$ 3,947**	$ 4,006	$ 5,187

The Company recognizes gains from the sale of customer contracts at the time they are sold to franchises and collection on the notes is reasonably assured. The Company recognized an overall gain from the sale of customer contracts for the year ended December 31, 2008. These amounts are included as revenues in the accompanying Consolidated Statements of Income.

(in thousands)	Years ended December 31, 2008	2007	2006
Sale of customer contracts (gain)/loss	**$ (946)**	$ 45	$ (1,036)

Initial domestic franchise fees are deferred for the duration of the initial contract period and are included as unearned revenue in the Consolidated Statements of Financial Position.

(in thousands)	Years ended December 31, 2008	2007	2006
Deferred franchise fees	**$ 2,219**	$ 2,078	$ 2,165

Royalties from franchises are accrued and recognized as revenues as earned on a monthly basis.

(in thousands)	Years ended December 31, 2008	2007	2006
Revenue from franchises	**$ 2,805**	$ 2,704	$ 2,273

The Company's maximum exposure to loss relating to the franchises aggregated $1.7 million, $1.9 million, and $3.0 million at December 31, 2008, December 31, 2007 and December 31, 2006, respectively.

Fair Value of Financial Instruments—The Company's financial instruments consist of cash and cash equivalents, short-term investments, trade and notes receivables, accounts payable and other short-term liabilities. The carrying amounts of these financial instruments approximate their fair values. The fair value of the Company's Line of Credit is reported in note 3 of the accompanying financial statements.

Three-for-Two Stock Split—The Board of Directors, at its quarterly meeting on October 23, 2007, authorized a three-for-two stock split by the issuance on December 10, 2007 of one additional common share for each two common shares held of record at November 12, 2007. Accordingly, the par value for additional shares issued was adjusted to common stock, and fractional shares resulting from the stock split were settled in cash. All share and per share data appearing in the consolidated financial statements and related notes have been retroactively adjusted for this stock split.

New Accounting Standards

Recently Adopted Accounting Pronouncements

Statements of Financial Accounting Standards

In September 2006, the FASB issued SFAS No. 157, "*Fair Value Measurements*" ("SFAS No. 157"), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. For financial assets and liabilities, this statement is effective for fiscal periods beginning after November 15, 2007 and does not require any new fair value measurements. The adoption of SFAS No. 157, as relates to financial assets and liabilities, did not have a material effect on the Company's consolidated financial statements.

In February 2008, the FASB issued FASB Staff Position (FSP) FAS 157-1, *"Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements that Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13,"* and FSP FAS 157-2, *"Effective Date of FASB Statement No. 157."* These FSPs:

- exclude certain leasing transactions accounted for under FASB Statement No. 13, *"Accounting for Leases,"* from the scope of SFAS No. 157. The exclusion does not apply to fair value measurements of assets and liabilities recorded as a result of a lease transaction but measured pursuant to other pronouncements within the scope of Statement 157.
- permit the deferral of the effective date in SFAS No. 157 for one year for certain nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).

FSP FAS 157-1 is effective upon the initial adoption of Statement 157. FSP FAS 157-2 is effective February 12, 2008. The Company adopted the provisions of FSP 157-1 and 157-2 by utilizing the deferral in the first quarter of 2008. The Company will apply the provisions of FSP FAS 157-2, as required and does not expect the adoption of FSP FAS 157-2 to have a material effect on its consolidated financial statements. See Note 6 to the accompanying financial statements for details regarding impact of adoption.

In February 2007, the FASB issued SFAS No. 159, *"The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115."* This statement permits entities to choose to measure many financial instruments and certain other items at fair value. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, including interim periods within that fiscal year. The Company has not elected the fair value option for any of its existing financial instruments as of December 31, 2008 and the Company has not determined whether or not it will elect this option for financial instruments it may acquire in the future.

Emerging Issues Task Force

In June 2007, the Emerging Issues Task Force ("EITF") issued Issue 06-*11 "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards"*. The guidance in EITF Issue 06-11 addresses how an employer should account for the income tax benefits related to dividend or dividend equivalent payments made to employees holding certain share-based payment awards. Entities are required to recognize tax benefits realized from dividend or dividend equivalents paid to employees for certain share-based payment awards as an increase to additional paid-in capital and include such amounts in the pool of excess tax benefits available to absorb future tax deficiencies on share-based payment awards. The Company adopted the provisions of EITF Issue 06-11 as of January 1, 2008. The effect on the consolidated results of operations, cash flow and financial position is immaterial.

Recently Issued Accounting Pronouncements Not Yet Adopted

Statements of Financial Accounting Standards

In December 2007, the FASB issued SFAS No. 160, *"Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51" ("SFAS 160")*. SFAS 160 requires that a noncontrolling interest in a subsidiary be reported as equity and the amount of consolidated net income specifically attributable to the noncontrolling interest be identified in the consolidated financial statements. It also requires consistency in the manner of reporting changes in the parent's ownership interest and requires fair value measurement of any noncontrolling equity investment retained in a deconsolidation. The

Company will apply the provisions of this statement prospectively, as required, beginning on January 1, 2009 and does not expect the adoption of SFAS 160 to have a material effect on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "*Business Combinations*" ("SFAS No. 141(R)"). SFAS No. 141(R) retains the fundamental requirements in Statement 141 that the acquisition method of accounting (which Statement 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. In general, the statement 1) broadens the guidance of SFAS No. 141, extending its applicability to all events where one entity obtains control over one or more other businesses, 2) broadens the use of fair value measurements used to recognize the assets acquired and liabilities assumed, 3) changes the accounting for acquisition related fees and restructuring costs incurred in connection with an acquisition, and 4) increases required disclosures. The Company will apply the provisions of this statement prospectively to business combinations for which the acquisition date is on or after January 1, 2009 and is currently assessing the impact of adoption of SFAS No. 141(R) on its consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, *"Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133" ("SFAS No. 161")*. SFAS No. 161 amends and expands the disclosure requirements of SFAS No. 133 with the intent to provide users of financial statements with an enhanced understanding of: 1) How and why an entity uses derivative instruments; 2) How derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations and 3) How derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company does not expect the adoption of SFAS 161 to have a material effect on its consolidated financial statements.

In May 2008, the FASB issued Statement No. 162, *"Hierarchy of Generally Accepted Accounting Principles"*, which simply moves the requirements related to which authoritative literature to look to first from the audit standards to GAAP. SFAS 162 is effective 60 days following the SEC's approval of the PCAOB's amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The Company does not expect the adoption of SFAS 162 to have a material effect on its consolidated financial statements.

Staff Interpretations

In December 2008, the FASB issued FASB Staff Position (FSP) No.132 (R)-1, *"Employers' Disclosures about Pensions and Other Postretirement Benefits"* (FSP 132R-1). FSP 132R-1 requires enhanced disclosures about the plan assets of a Company's defined benefit pension and other postretirement plans. The enhanced disclosures required by this FSP are intended to provide users of financial statements with a greater understanding of: (1) how investment allocation decisions are made, including the factors that are pertinent to an understanding of investment policies and strategies; (2) the major categories of plan assets; (3) the inputs and valuation techniques used to measure the fair value of plan assets; (4) the effect of fair value measurements using significant unobservable inputs (Level 3) on changes in plan assets for the period; and (5) significant concentrations of risk within plan assets. This FSP is effective for the Company for the year ending December 31, 2009. This FSP is not expected to have a significant impact on the Company's financial statements.

In April 2008, the FASB issued FSP FAS No. 142-3, which amends the factors that must be considered in developing renewal or extension assumptions used to determine the useful life over which to amortize the cost of a recognized intangible asset under SFAS No. 142, *"Goodwill and Other Intangible Assets."* The FSP requires an entity to consider its own assumptions about renewal or extension of the term of the arrangement, consistent with its expected use of the asset, and is an attempt to improve consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under FAS No. 141, "*Business Combinations*." The FSP is effective for fiscal years beginning after December 15, 2008, and the guidance for determining the useful life of a recognized intangible asset must be applied prospectively to intangible assets acquired after the effective date. The Company does not expect the adoption of FSP FAS No. 142-3 to have a material effect on its consolidated financial statements.

In June 2008, the FASB issued FSP Emerging Issues Task Force (EITF) No. 03-6-1, "*Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities*." Under the FSP, unvested share-based payment awards that contain rights to receive nonforfeitable dividends (whether paid or unpaid) are participating securities, and should be included in the two-class method of computing EPS. The FSP is effective for fiscal years beginning after December 15, 2008, and interim periods within those years. The Company does not expect the adoption of FSP EITF No. 03-6-1 to have a material effect on its consolidated financial statements.

2. ACQUISITIONS

Acquisition of HomeTeam Pest Defense:

On April 3, 2008, the Company, completed the acquisition of substantially all of the assets of Centex Home Services, LLC, a Nevada limited liability company, HomeTeam Pest Defense, Inc., a Nevada corporation, and HomeTeam Pest Defense, LLC, a Delaware limited liability company, related to the business of providing termite and pest control services to homebuilders, businesses and homeowners. The final purchase price paid for the acquisition was $134.0 million. The purchase price was negotiated at arms length.

At the time of the acquisition, HomeTeam Pest Defense, with its unique Taexx in the wall system, was recognized as a premier pest control business and ranked as the 4th largest company in the industry. HomeTeam Pest Defense services home builders nationally.

HomeTeam Pest Defense recorded revenues of approximately $134 million for the fiscal year ended March 31, 2007. The Company's consolidated statements of income include the results of operations of HomeTeam Pest Defense for the period beginning April 1, 2008 through December 31, 2008.

With the assistance of an independent valuation firm, management determined the allocation of the purchase price to goodwill and identifiable intangible assets. Such valuation resulted in the allocation of $56.7 million to tax-deductible goodwill and $89.7 million to other intangible assets, principally customer contracts. The finite-lived intangible assets, principally customer contracts, are being amortized over periods principally ranging from 8 to 20 years on a straight-lined basis.

The fair values of HomeTeam's assets and liabilities, at the date of acquisition, were as follows:

(dollars in thousands)	At April 3, 2008
ASSETS AND LIABILITIES:	
Cash and cash equivalents	$ 27
Trade accounts receivable	6,628
Materials and supplies	1,922
Other current assets	785
Equipment and property	989
Goodwill	56,677
Customer contracts and relationships (Taexx)	35,600
Customer contracts and relationships (conventional)	24,300
Customer contracts and relationships (termite)	13,400
Trademarks and trade names	5,900
Proprietary technology	6,600
Non-compete agreements	3,900
Other assets	334
Accounts payable	(2,571)
Accrued compensation & related liabilities	(5,088)
Unearned revenues	(8,932)
Other current liabilities	(4,686)
Long-term accrued liabilities	(1,741)
Total purchase price	$ 134,044

The pro forma financial information presented below gives effect to the HomeTeam Pest Defense acquisition as if it had occurred as of the beginning of our fiscal year 2007. The information presented below is for illustrative purposes only and is not necessarily indicative of results that would have been achieved if the acquisition actually had occurred as of the beginning of such year or results which may be achieved in the future.

(dollars in thousands)	Twelve Months Ended December 31, (unaudited) 2008	2007
REVENUES		
Customer services	**$ 1,052,032**	$ 1,029,004
INCOME BEFORE INCOME TAXES	**$ 113,474**	$ 101,335
PROVISION FOR INCOME TAXES	**44,219**	38,658
NET INCOME	**$ 69,255**	$ 62,677
INCOME PER SHARE—BASIC	**$ 0.70**	$ 0.62
INCOME PER SHARE—DILUTED	**$ 0.70**	$ 0.62
Weighted average shares outstanding—basic	**99,209**	100,299
Weighted average shares outstanding—diluted	**100,081**	101,409

Acquisition of Crane Pest Control:

The Company completed the acquisition of Crane Pest Control, Inc. effective December 31, 2008. Crane Pest Control was established in 1930 in San Francisco, California. The Company had annual revenues of over $10 million for the year ended December 31, 2008 and is a leading provider of advanced pest management, serving northern California and the Reno/Tahoe basin. Crane Pest Control's primary service is commercial pest control and its existing business complements the services that Rollins offers through its subsidiary, Orkin.

3. DEBT

On March 28, 2008, the Company entered into a Revolving Credit Agreement with SunTrust Bank and Bank of America, N.A. for an unsecured line of credit of up to $175 million, which includes a $75 million letter of credit subfacility, and a $10 million swingline subfacility. As of December 31, 2008, borrowings of $65.0 million were outstanding under the line of credit and no borrowings under the swingline subfacility. The Company maintains approximately $34.4 million in letters of credit, which reduces its borrowing capacity under the credit facility. These letters of credit are required by the Company's fronting insurance companies and/or certain states, due to the Company's self-insured status, to secure various workers' compensation and casualty insurance contracts, although the Company believes that it has adequate liquid assets, funding sources and insurance accruals to accommodate such claims. The Revolving Credit Agreement is guaranteed by certain of Rollins' domestic subsidiaries. The maturity date of the Credit Agreement is March 27, 2013. Outstanding balances of individual tranches under the Credit Agreement currently mature in 2009. Revolving loans under the Revolving Credit Agreement bear interest at one of the following two rates, at the Company's election:

- the Base Rate, which is the greater of SunTrust Bank's "prime rate" for the day of the borrowing or a fluctuating rate per annum equal to the Federal Funds Rate plus .50%; or
- with respect to any Eurodollar borrowings, Adjusted LIBOR (which equals LIBOR as increased to account for the maximum reserve percentages established by the U.S. Federal Reserve) plus an additional amount, which varies between .50% and .75%, based upon Rollins' then-current debt-to-EBITDA ratio. As of December 31, 2008, the additional rate allocated was .50%.

As of December 31, 2008, the effective interest rate on the outstanding borrowing under the line of credit was 2.53%. The Revolving Credit Agreement contains customary terms and conditions, including, without limitation, certain financial covenants including covenants restricting the Company's ability to incur certain indebtedness or liens, or to merge or consolidate with or sell substantially all of its assets to another entity. Further, the Revolving Credit Agreement contains financial covenants restricting the Company's ability to permit the ratio of the Company's consolidated debt to EBITDA to exceed 2.5 to 1.

The Company remained in compliance with applicable debt covenants at December 31, 2008 and expects to maintain compliance throughout 2009.

4. TRADE RECEIVABLES

The Allowance for Doubtful Accounts is principally calculated based on the application of estimated loss percentages to delinquency aging totals, based on contractual terms, for the various categories of receivables. Bad debt write-offs occur according to Company policies that are specific to pest control, commercial and termite accounts.

	Years ended December 31,	
(in thousands)	**2008**	2007
Gross Trade Receivables	**$ 77,732**	$ 69,534
Allowance for Doubtful Accounts	**(7,539)**	(6,668)
Net Trade Receivables	**$ 70,193**	$ 62,866

Trade receivables include installment receivable amounts which are due subsequent to one year from the balance sheet dates. Trade receivables also include note receivables due from franchises. At any given time, the Company may have immaterial amounts due from related parties, which are invoiced and settled on a regular basis. The carrying amount of notes receivable approximates fair value as the interest rates approximate market rates for these types of contracts.

	Years ended December 31,	
(in thousands)	**2008**	2007
Installment Receivables, net	**$ 11,124**	$ 8,409
Notes Receivables from Franchises	**3,947**	4,006
Related Party Receivables	**56**	154

5. EQUIPMENT AND PROPERTY

Equipment and property are presented at cost less accumulated depreciation and are detailed as follows:

	December 31,	
(in thousands)	**2008**	2007
Buildings	**$ 39,831**	$ 35,396
Operating Equipment	**61,110**	64,337
Furniture and Fixtures	**9,792**	8,888
Computer Equipment and Systems	**46,184**	38,315
	156,917	146,936
Less – Accumulated Depreciation	**99,114**	90,376
	57,803	56,560
Land	**20,822**	20,810
Net property, plant and equipment	**$ 78,625**	$ 77,370

Included in equipment and property are fixed assets held in foreign countries of $2.5 million, net for the year ended December 31, 2008 and $4.2 million, net for the year ended December 31, 2007.

6. FAIR VALUE MEASUREMENT

The Company adopted SFAS 157, "Fair Value Measurements," as amended by FSP FAS 157-2, "Effective Date of FASB Statement No. 157," in the first quarter of 2008 for financial assets and liabilities. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure requirements about items measured at fair value. SFAS 157 does not require any new fair value measurements. It applies to accounting pronouncements that already require or permit fair value measures. As a result, the Company will not be required to recognize any new assets or liabilities at fair value. FSP 157-2 delays the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis.

SFAS 157 establishes a fair value hierarchy that distinguishes between assumptions based on market data (observable inputs) and the Company's assumptions (unobservable inputs). The hierarchy consists of three broad levels as follows:

1. Level 1—Quoted market prices in active markets for identical assets or liabilities
2. Level 2—Inputs other than level 1 that are either directly or indirectly observable
3. Level 3—Unobservable inputs developed using the Company's estimates and assumptions, which reflect those that market participants would use

Notes Receivable from Franchisees:

Transactions with franchises involve sales of customer contracts to establish new franchises in the United States and initial franchise fees and royalties in both the United States and international franchises. The customer contracts and initial franchise fees are typically sold for a combination of cash and notes due over periods ranging up to 5 years.

Outstanding Loans:

The Company has a Revolving Credit Agreement with SunTrust Bank and Bank of America, N.A. for an unsecured line of credit of up to $175 million on an unsecured basis at the bank's prime rate of interest or the indexed London Interbank Offered Rate (LIBOR), which includes a $75 million letter of credit subfacility, and a $10 million swingline subfacility. As of December 31, 2008, borrowings of $65.0 million were outstanding under the line of credit and no borrowings under the swingline subfacility. These letters of credit are required by the Company's fronting insurance companies and/or certain states, due to the Company's self-funded status, to secure various workers' compensation and casualty insurance contracts. These letters of credit are established by the bank for the Company's fronting insurance companies as collateral, although the Company believes that it has adequate liquid assets, funding sources and insurance accruals to accommodate such claims.

The following table summarizes the valuation at fair value of financial instruments measured on the Company's balance sheet as of December 31, 2008:

	Fair value Measurements at December 31, 2008 with		
(dollars in thousands)	**Level 1**	Level 2	Level 3
Assets:			
Notes receivable from franchises	$ —	$ —	$ 3,947
Total assets at fair value	$ —	$ —	$ 3,947
Liabilities:			
Outstanding loans	$ —	$ 63,700	$ —
Total liabilities at fair value	$ —	$ 63,700	$ —

Carrying Amount of Total Asset
(dollars in thousands)

Year	Asset Balance 01/01/08	Payments	Change in Estimate	New Loans & Interest	Total Carrying Amount
2008	$ 4,006	2,859	—	2,800	$ 3,947

The Company measures the fair value of its notes receivable from franchisees based on the Company's historical experience collecting from franchisees and current terms offered for similar notes.

7. GOODWILL

Goodwill represents the excess of the purchase price over the fair value of net assets of businesses acquired. The carrying amount of goodwill was $187.3 million as of December 31, 2008 and $126.7 million as of December 31, 2007. Goodwill increased $60.6 million for the year ended December 31, 2008 and $1.5 million for the year ended December 31, 2007 due to acquisitions. The carrying amount of goodwill in foreign countries was $7.7 million as of December 31, 2008 and $9.6 million as of December 31, 2007

On January 1, 2002, the Company adopted FASB Statement No. 142, *Goodwill and Other Intangible Assets*. As of January 1, 2002, amortization of goodwill and trademarks was terminated, and instead the assets are subject to periodic testing for impairment. The Company completed its annual impairment analyses as of September 30, 2008, 2007 and 2006. Based upon the results of these analyses, the Company has concluded that no impairment of its goodwill or trademarks has occurred.

8. CUSTOMER CONTRACTS AND OTHER INTANGIBLE ASSETS

Customer contracts are amortized on a straight-line basis over the period of the agreements, as straight-line best approximates the ratio that current revenues bear to the total of current and anticipated revenues, based on the estimated lives of the assets. In accordance with Statement 142, the expected lives of customer contracts were reviewed, and it was determined that customer contracts should be amortized over a life of 8 to 20 years dependent upon customer type. The carrying amount and accumulated amortization for customer contracts were as follows:

	December 31,	
(in thousands)	**2008**	2007
Customer contracts	**$ 207,789**	$ 128,895
Less: Accumulated amortization	**(78,697)**	(65,839)
Customer contracts, net	**$ 129,092**	$ 63,056

The carrying amount of customer contracts in foreign countries was $4.1 million as of December 31, 2008 and $7.1 million as of December 31, 2007.

Other intangible assets include non-compete agreements, patents and trade names. Non-compete agreements are amortized on a straight-line basis over periods ranging from 3 to 20 years and patents are amortized on a straight-line basis over 15 years. The carrying amount and accumulated amortization for other intangible assets were as follows:

	December 31,	
(in thousands)	**2008**	2007
Other intangible assets	**$ 34,121**	$ 18,421
Less: Accumulated amortization	**(8,402)**	(9,189)
Other intangible assets, net	**$ 25,719**	$ 9,232

Total amortization expense was approximately $19.2 million in 2008, $13.4 million in 2007 and $13.9 million in 2006. Estimated amortization expense for the existing carrying amount of customer contracts and other intangible assets for each of the five succeeding fiscal years is as follows:

(in thousands)	
2009	$ 20,086
2010	$ 17,573
2011	$ 17,291
2012	$ 15,965
2013	$ 15,105

9. INCOME TAXES

The Company's income tax provision consisted of the following:

(in thousands)	December 31, 2008	2007	2006
Current:			
Federal	**$ 31,243**	$ 32,066	$ 27,537
State	**6,022**	4,613	2,579
Foreign	**2,298**	2,470	1,227
Deferred:			
Federal	**3,183**	524	2,864
State	**948**	495	2,984
Foreign	**326**	14	159
Total income tax provision	**$ 44,020**	$ 40,182	$ 37,350

The primary factors causing income tax expense to be different than the federal statutory rate for 2008, 2007 and 2006 are as follows:

(in thousands)	December 31, 2008	2007	2006
Income tax at statutory rate	**$ 39,534**	$ 36,720	$ 33,306
State income tax expense (net of federal benefit)	**4,527**	3,765	3,161
Foreign tax expense	**638**	940	446
Other	**(679)**	(1,243)	437
Total income tax provision	**$ 44,020**	$ 40,182	$ 37,350

The provision for income taxes resulted in an effective tax rate of 39.0% on income before income taxes for the year ended December 31, 2008. For 2007 the effective tax rate was 38.3% and for 2006 the effective tax rate was 39.25%. The effective income tax rate differs from the annual federal statutory tax rate primarily because of state and foreign income taxes. During 2008, 2007 and 2006, the Company paid income taxes of $41.6 million, $40.1 million and $31.3 million, respectively, net of refunds.

Deferred income taxes reflect the net tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and income tax purposes. Significant components of the Company's deferred tax assets and liabilities at December 31, 2008 and 2007 are as follows:

(in thousands)	December 31, 2008	December 31, 2007
Deferred tax assets:		
Termite Accrual	$ 4,564	$ 5,844
Insurance and Contingencies	17,423	16,683
Unearned Revenues	12,529	11,910
Compensation and Benefits	3,342	3,411
Net Pension Liability	7,876	—
State Operating Loss Carryforwards	13,303	12,652
Other	5,020	4,183
Valuation allowance	(12,784)	(11,493)
Total Deferred Tax Assets	$ 51,273	$ 43,190
Deferred tax liabilities:		
Depreciation and Amortization	$ (8,284)	$ (7,310)
Net Pension Asset	—	(6,450)
Foreign Currency Translation	(1,379)	(3,682)
Other	(3,706)	(1,010)
Total Deferred tax Liabilities	$ (13,369)	$ (18,452)
Net Deferred Tax Assets	$ 37,904	$ 24,738

Analysis of the valuation allowance:

(in thousands)	December 31, 2008	December 31, 2007
Valuation allowance at beginning of year	$ 11,493	$ 8,563
Increase in valuation allowance	1,291	2,930
Valuation allowance at end of year	$ 12,784	$ 11,493

As of December 31, 2008, the Company has net operating loss carryforwards for state income tax purposes of approximately $339 million, which will be available to offset future state taxable income. If not used, these carryforwards will expire between 2009 and 2026. Management believes that it is unlikely to be able to utilize approximately $328 million of these net operating losses before they expire and has included a valuation allowance for the effect of these unrealizable operating loss carryforwards. The valuation allowance increased by $1.3 million due to additional losses generated in the current year.

Earnings from continuing operations before income tax include foreign income of $5.7 million in 2008, $4.4 million in 2007 and $2.7 million in 2006. The Company intends to reinvest indefinitely the undistributed earnings of some of its non-U.S. subsidiaries. As of December 2008, the Company had approximately $6.3 million of earnings from those international subsidiaries that had not been remitted to the United States. Should these earnings be distributed in the form of dividends or alternative means, the distribution would be subject to U.S. federal income tax at the statutory rate of 35 percent, less foreign tax credits applicable to such distributions.

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes— an interpretation of FASB Statement No. 109" ("FIN 48"), which provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. The Company adopted the provisions of FIN 48 on January 1, 2007. As a result of the implementation of FIN 48, the Company has recognized an increase of $1.68 million in the liability for unrecognized tax benefits, which was accounted for as a decrease to the January 1, 2007 balance of retained earnings. The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate is $1.6 million. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(in thousands)	**2008**	2007
Balance at Beginning of Year	**$ 3,712**	$ 6,085
Additions based on tax positions related to current year	**147**	141
Additions for tax positions of prior years	**145**	1,322
Reductions for tax positions of prior years	**(46)**	(896)
Settlements	**(1,010)**	(2,926)
Expiration of statute of limitation	**(20)**	(14)
Balance at End of Year	**$ 2,928**	$ 3,712

The Company and its subsidiaries are subject to U.S. federal income tax as well as income tax of multiple state and foreign jurisdictions. In many cases these uncertain tax positions are related to tax years that remain subject to examination by the relevant taxing authorities. The tax returns for 2002 and 2003 are currently under examination by the Internal Revenue Service. In addition, the Company has subsidiaries in various state jurisdictions that are currently under audit for years ranging from 1996 through 2006. With few exceptions, we are no longer subject to U.S. federal, state and local, or non-U.S., income tax examinations for years prior to 2003.

It is reasonably possible that the amount of unrecognized tax benefits will increase or decrease in the next 12 months. These changes may be the result of settlement of ongoing federal and state audits. It is expected that other federal audit issues will be settled in the next 12 months resulting in a reduction of the liability for unrecognized tax benefits of $1.1 million, including interest. It is also expected that certain state audits will be completed in the next 12 months resulting in a reduction of the liability for unrecognized tax benefits of $0.6 million. None of the reductions in the liability for unrecognized tax benefits discussed above will affect the effective tax rate.

The Company's policy is to record interest and penalties related to income tax matters in income tax expense. Accrued interest and penalties were $0.8 million and $1.1 million as of January 1, 2008 and December 31, 2008, respectively. During 2008 the Company recognized interest and penalties of $0.2 million.

10. ACCRUAL FOR TERMITE CONTRACTS

In accordance with SFAS No. 5, *"Accounting for Contingencies,"* the Company maintains an accrual for termite claims representing the estimated costs of reapplications, repairs and associated labor and chemicals, settlements, awards and other costs relative to termite control services. Factors that may impact future cost include termiticide life expectancy and government regulation.

A reconciliation of changes in the accrual for termite contracts for the years ended December 31, 2008 and 2007 is as follows:

	December 31,	
(in thousands)	**2008**	2007
Beginning balance	**$ 18,000**	$ 20,201
Current year provision	**3,364**	10,169
Settlements, claims, and expenditures	**(7,064)**	(12,370)
Ending balance	**$ 14,300**	$ 18,000

11. COMMITMENTS AND CONTINGENCIES

The Company leases vehicles and equipment under operating and capital leases which are accounted for accordingly. The capital leases contractually expire at various dates through 2011. The assets and liabilities acquired under capital leases are recorded at the lower of fair market value or the present value of future lease payments, and are depreciated over the actual contract term. Depreciation of assets under capital leases is included in depreciation expense for 2008 and 2007.

Following is a summary of property held under capital leases:

(in thousands)	**2008**	2007
Vehicles	**$ 3,688**	$ 4,904
Additions	**—**	559
Expirations & Disposals	**(1,544)**	(979)
Extensions	**—**	—
Accumulated Depreciation	**(1,571)**	(2,888)
Total property held under capital leases	**$ 573**	$ 1,596

The remainder of the leases are accounted for as operating leases expiring at various dates through 2017:

	Years ended December 31,		
(in thousands)	**2008**	2007	2006
Rental Expense	**$ 39,860**	$ 33,331	$ 34,858

Future commitments under operating and capital leases are as summarized:

(in thousands)	Operating leases	Capital leases
2009	$ 24,910	$ 450
2010	17,967	147
2011	9,916	24
2012	5,970	—
2013	3,322	—
Thereafter	2,568	—
Total minimum obligation	$ 64,653	$ 621
Interest component of obligation	—	(50)
Present value of minimum obligation	$ 64,653	$ 571

In the normal course of business, Orkin, one of the Company's subsidiaries, is a defendant in a number of lawsuits or arbitrations, which allege that plaintiffs have been damaged as a result of the rendering of services by Orkin. Orkin is actively contesting these actions. Some lawsuits have been filed (*John Maciel v. Orkin, Inc., et al.*; *Ronald and Ileana Krzyzanowsky et al. v. Orkin Exterminating Company, Inc. and Rollins, Inc.*; and *Roy Sheppard et al. v. Orkin Exterminating Company, Inc. and Rollins, Inc.*) in which the plaintiffs are seeking certification of a class. The cases originate in California and Arkansas. The *Maciel* lawsuit, a wage and hour related matter, was filed in the Superior Court of Los Angeles County, California and has not been scheduled for a class certification hearing. The *Krzyzanowsky* lawsuit, a termite service related matter, was filed in the United States District Court for the Northern District of California and has not been scheduled for a class certification hearing. The *Sheppard* lawsuit, a termite related matter, was recently filed in the United States District Court for the Eastern District of Arkansas and a date has not been scheduled for a hearing on class certification. Other lawsuits in which class certification was sought have been resolved. Mark and Christine Butland et al. v. Orkin Exterminating Company, Inc. et al. and Adam Stauber v. Rollins, Inc. et al. were each resolved on an individual basis with the plaintiffs dismissing their case including their class action allegations. In Ernest W. Warren and Dolores G. Warren et al. v. Orkin Exterminating Company, Inc., et al. the petition for class certification was denied. The Company believes these matters to be without merit and intends to vigorously contest certification and defend itself through trial or arbitration, if necessary. The Company does not believe that any pending claim, proceeding or litigation, either alone or in the aggregate, will have a material adverse effect on the Company's financial position; however, it is possible that an unfavorable outcome of some or all of the matters, however unlikely, could result in a charge that might be material to the results of an individual quarter.

Orkin is involved in certain environmental matters primarily arising in the normal course of business. In the opinion of management, the Company's liability under any of these matters would not and did not materially affect its financial condition, results of operations or liquidity. Environmental remediation is reported on a non-discounted basis.

12. EMPLOYEE BENEFIT AND STOCK COMPENSATION PLANS

Employee Benefit Plans

Defined Benefit Pension Plan

The Company maintains a noncontributory tax-qualified defined benefit pension plan (the "Plan") covering employees meeting certain age and service requirements. The Plan provides benefits based on the average compensation for the highest five years during the last ten years of credited service (as defined) in which compensation was received, and the average anticipated Social Security covered earnings. The Company funds the Plan with at least the minimum amount required by ERISA. The Company made contributions of $5.0 million to the Plan during each of the years ended December 31, 2008, 2007 and 2006.

In June 2005, the Company froze our defined benefit pension plan. These amendments are reflected in benefit obligations below. The Company currently uses December 31 as the measurement date for its defined benefit post-retirement plans. The funded status of the Plan and the net amount recognized in the statement of financial position are summarized as follows as of:

	December 31,	
(in thousands)	**2008**	2007
CHANGE IN ACCUMULATED BENEFIT OBLIGATION		
Accumulated Benefit obligation at beginning of year	**$ 147,711**	$ 153,598
Interest cost	**9,080**	8,628
Actuarial (gain) loss	**(5,732)**	(9,059)
Benefits paid	**(6,187)**	(5,456)
Accumulated Benefit obligation at end of year	**144,872**	147,711
CHANGE IN PLAN ASSETS		
Market value of plan assets at beginning of year	**164,335**	146,652
Actual return on plan assets	**(38,629)**	18,139
Employer contribution	**5,000**	5,000
Benefits paid	**(6,187)**	(5,456)
Fair value of plan assets at end of year	**124,519**	164,335
Funded status	**$ (20,353)**	$ 16,624

Amounts Recognized in the Statement of Financial Position consist of:

	December 31,	
(in thousands)	2008	2007
Noncurrent assets	**$ —**	$ 16,624
Noncurrent liabilities	**(20,353)**	—
	$ (20,353)	$ 16,624

Amounts Recognized in Accumulated Other Comprehensive Income consists of:

	December 31,	
(in thousands)	**2008**	2007
Net loss	**$ 60,581**	$ 16,425

The accumulated benefit obligation for the defined benefit pension plan was $144.9 million and $147.7 million at December 31, 2008 and 2007, respectively. (Increases) decreases in the pension liability which were (charged, net of tax) credited to other comprehensive income (loss) were $(44.2) million, 19.9 million and $9.7 million in 2008, 2007 and 2006, respectively.

The following weighted-average assumptions as of December 31 were used to determine the projected benefit obligation and net benefit cost:

	December 31,		
	2008	2007	2006
PROJECTED BENEFIT OBLIGATION			
Discount rate	**6.81%**	6.25%	5.50%
Rate of compensation increase	**N/A**	N/A	N/A
NET BENEFIT COST			
Discount rate	**6.25%**	5.50%	5.50%
Expected return on plan assets	**8.00%**	8.00%	8.00%
Rate of compensation increase	**N/A**	N/A	N/A

The return on plan assets reflects the weighted-average of the expected long-term rates of return for the broad categories of investments held in the plan. The expected long-term rate of return is adjusted when there are fundamental changes in the expected returns on the plan investments.

The discount rate reflects the current rate at which the pension liabilities could be effectively settled at the end of the year. In estimating this rate, for fiscal year's 2007 and 2008 the Company utilized a yield curve analysis. During fiscal 2006, the Company used Moody's Aa long-term corporate bond yield with yield adjustments made for longer duration of the Company's obligation. A lower discount rate increases the present value of benefit obligations.

Components of Net Periodic Benefit Cost and Other Amounts Recognized in Other Comprehensive Income

(in thousands)	Pension Benefits 2008	2007	2006
Net Periodic Benefit Cost			
Interest cost	**$ 9,080**	$ 8,628	$ 8,139
Expected return on plan assets	**(12,343)**	(11,234)	(10,733)
Amortization of net loss	**1,082**	3,894	3,563
Net periodic benefit cost	**$ (2,180)**	$ 1,288	$ 969
Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income			
Net (gain)/loss	**$ 45,239**	$ (15,964)	
Amortization of net loss	**(1,082)**	(3,894)	
Total recognized in other comprehensive income	**44,157**	(19,858)	
Total recognized in net periodic benefit cost and other comprehensive income	**$ 41,977**	$ (18,570)	

The estimated net loss that will be amortized in 2009 is expected to be $6.0 million. At December 31, 2008 and 2007, the Plan's assets were comprised of listed common stocks and U.S. government and corporate securities, real estate and other. Included in the assets of the Plan were shares of Rollins, Inc. Common Stock with a market value of $18.5 million and $19.6 million at December 31, 2008 and 2007, respectively.

The Plan's weighted average asset allocation at December 31, 2008, 2007 and 2006 by asset category, along with the target allocation for 2009, are as follows:

Asset category	**Target allocations for 2009**	Percentage of plan assets as of December 31, 2008	2007
Equity Securities – Rollins stock	**10.0%**	14.8%	11.9%
Domestic Equity – all other	**22.5%**	19.3%	34.5%
Global Equity	**2.5%**	3.1%	0.0%
International Equity	**8.0%**	9.6%	7.9%
Debt Securities – core fixed income	**27.0%**	11.9%	23.9%
Tactical-Fund of Equity & Debt Securities	**5.0%**	3.6%	4.6%
Real Estate	**5.0%**	6.5%	5.0%
Other	**20.0%**	31.2%	12.2%
Total	**100.0%**	100.0%	100.0%

Our investment strategy for our pension plan is to maximize the long-term rate of return on plan assets within an acceptable level of risk in order to minimize the cost of providing pension benefits. The investment policy establishes a target allocation for each asset class, which is rebalanced as required. The plan utilizes a number of investment approaches, including individual market securities, equity and fixed income funds in which the underlying securities are marketable, and debt funds to achieve this target allocation. The Company and management are considering making a contribution to the pension plan of

$5.0 million during fiscal 2009. The estimated future benefit payments over the next ten years are as follows:

(in thousands)	
2009	$ 6,675
2010	7,215
2011	7,755
2012	8,437
2013	9,063
Thereafter	53,157
Total	$ 92,302

Deferred Compensation 401(k) Plan

The Company sponsors a defined compensation 401(k) Plan that is available to substantially all full-time employees the first of the calendar quarter following completion of three months of service. The Plan is available to non full-time employees the first day of the calendar quarter following one year of service upon completion of 1,000 hours in that year. The Plan provides for a matching contribution of fifty cents ($.50) for each one dollar ($1.00) of a participant's contributions to the Plan that do not exceed 6 percent of his or her eligible compensation (which includes commissions, overtime and bonuses). The charge to expense for the Company match was approximately $6.1 million in 2008, $5.1 million in 2007 and $4.3 million in 2006. At December 31, 2008, 2007 and 2006 approximately, 33.1%, 30.5% and 30.1%, respectively of the plan assets consisted of Rollins, Inc. Common Stock. Total administrative fees paid by the Company for the Plan were approximately $99 thousand in 2008, $124 thousand in 2007 and $159 thousand in 2006.

Stock Compensation Plans

All share and per share data has been adjusted for the three-for-two stock split effective December 10, 2007.

Stock options and time lapse restricted shares (TLRSs) have been issued to officers and other management employees under the Company's Employee Stock Incentive Plan. The Company's stock options generally vest over a five-year period and expire ten years from the issuance date.

TLRSs provide for the issuance of a share of the Company's Common Stock at no cost to the holder and generally vest after a certain stipulated number of years from the grant date, depending on the terms of the issue. The Company issued TLRSs that vest over ten years prior to 2004. TLRSs issued 2004 and later vest in 20 percent increments starting with the second anniversary of the grant, over six years from the date of grant. During these years, grantees receive all dividends declared and retain voting rights for the granted shares. The agreements under which the restricted stock is issued provide that shares awarded may not be sold or otherwise transferred until restrictions established under the plans have lapsed.

For the year ended December 31, 2008, the Company issued approximately 0.3 million shares of common stock upon exercise of stock options by employees. For the year ended December 31, 2007, the Company issued approximately 1.6 million shares of common stock upon exercise of stock options by employees. In addition, The Company issued 0.7 million and 0.4 million time lapse restricted shares for the years ended December 31, 2008 and 2007, respectively.

The Company issues new shares from its authorized but unissued share pool. At December 31, 2008, approximately 4.8 million shares of the Company's common stock were reserved for issuance. Effective January 1, 2006, the Company adopted SFAS 123R, which requires the Company to measure the cost of employee services received in exchange for all equity awards granted including stock options and TLRSs based on the fair market value of the award as of the grant date. SFAS 123R supersedes Statement of Financial Accounting Standards No. 123, *"Accounting for Stock-Based Compensation,"* and Accounting Principles Board Opinion No. 25, *"Accounting for Stock Issued to Employees"* ("APB 25"). The Company has adopted SFAS 123R using the modified prospective application method of adoption, which requires the Company to record compensation cost, related to unvested stock awards as of December 31, 2005 by recognizing the unamortized grant date fair value of these awards over the remaining service periods of those awards with no change in historical reported earnings. Awards granted after December 31, 2005 are valued at fair value in accordance with provisions of SFAS 123R and recognized on a straight line basis over the service periods of each award. The Company estimated forfeiture rates for 2008, 2007 and 2006 based on its historical experience.

In order to estimate the fair value of stock options, the Company used the Black-Scholes option valuation model, which was developed for use in estimating the fair value of publicly traded options, which have no vesting restrictions and are fully transferable. Option valuation models require the input of highly subjective assumptions and these assumptions can vary over time.

The Company's only remaining options outstanding at December 31, 2008 for SFAS 123R purposes are the grants issued during the first quarter of 2003. The Company did not grant any stock options in any years following the 2003 grant; therefore, no Black-Scholes calculation was necessary.

The following table summarizes the components of the Company's stock-based compensation programs recorded as expense ($ in thousands):

	Twelve months ended December 31,		
	2008	2007	2006
Time Lapse Restricted Stock:			
Pre-tax compensation expense	**$ 4,392**	$ 2,841	$2,075
Tax benefit	**(1,700)**	(1,088)	(804)
Restricted stock expense, net of tax	**$ 2,692**	$ 1,753	$1,271
Stock options:			
Pre-tax compensation expense	**$ —**	$ 348	$ 912
Tax benefit	**—**	(133)	(353)
Stock option expense, net of tax	**$ —**	$ 215	$ 559
Total Share-Based Compensation:			
Pre-tax compensation expense	**$ 4,392**	$ 3,189	$2,987
Tax benefit	**(1,700)**	(1,221)	(1,157)
Total share-based compensation expense, net of tax	**$ 2,692**	$ 1,968	$1,830

As of December 31, 2008, $18.0 million of total unrecognized compensation cost related to time-lapse restricted shares is expected to be recognized over a weighted average period of approximately 5.2 years for TLRSs.

Option activity under the Company's stock option plan as of December 31, 2008, 2007 and 2006 and changes during the year ended December 31, 2008 were as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding at December 31, 2005	3,809	$ 6.16	3.98	$ 26,574
Exercised	(1,032)	5.93		
Forfeited	(101)	6.21		
Outstanding at December 31, 2006	2,676	$ 6.25	4.39	$ 22,715
Exercised	(1,646)	5.93		
Forfeited	(40)	7.07		
Outstanding at December 31, 2007	990	$ 6.75	3.80	$ 12,328
Exercised	(309)	6.12		
Forfeited	(23)	5.73		
Outstanding at December 31, 2008	**658**	**$ 7.08**	**3.39**	**$ 7,236**
Exercisable at December 31, 2008	**658**	**$ 7.08**	**3.39**	**$ 7,236**

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between the Company's closing stock price on the last trading day of 2008 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2008. The amount of aggregate intrinsic value will change based on the fair market value of the Company's stock.

The aggregate intrinsic value of options exercised during the years ended December 31, 2008, 2007 and 2006 was $3.5 million, $15.1 million and $8.1 million, respectively. Exercise of options during the years ended December 31, 2008, 2007 and 2006 resulted in cash receipts of $0.3 million, $1.4 million and $1.1, respectively.

The following table summarizes information on unvested restricted stock units outstanding as of December 31, 2008, 2007 and 2006:

	Number of Shares (in thousands)	Weighted-Average Grant-Date Fair Value
Unvested Restricted Stock Grants		
Unvested as of December 31, 2005	716	$ 11.12
Forfeited	(23)	11.23
Vested	(83)	10.34
Granted	444	14.11
Unvested as of December 31, 2006	1,055	$ 12.17
Forfeited	(31)	12.91
Vested	(174)	10.01
Granted	353	14.11
Unvested as of December 31, 2007	1,203	$ 13.02
Forfeited	(27)	14.21
Vested	(209)	12.34
Granted	668	16.96
Unvested as of December 31, 2008	**1,635**	**$ 14.70**

13. ACCUMULATED OTHER COMPREHENSIVE INCOME/(LOSS)

Accumulated other comprehensive income/(loss) consist of the following (in thousands):

	Pension Liability Adjustment	Foreign Currency Translation	Other Unrealized Gain/(Loss)	Total
Balance at December 31, 2006	$ (20,819)	$ 3,038	$ (3)	$ (17,784)
Change during 2007:				
Before-tax amount	19,858	4,571	3	24,432
Tax expense	(8,829)	(1,869)	—	(10,698)
	11,029	2,702	3	13,734
Balance at December 31, 2007	(9,790)	5,740	—	(4,050)
Change during 2008:				
Before-tax amount	(44,156)	(5,927)	—	(50,083)
Tax benefit	17,072	2,303	—	19,375
	(27,084)	(3,624)	—	(30,708)
Balance at December 31, 2008	**$ (36,874)**	**$ 2,116**	**$ —**	**$ (34,758)**

14. RELATED PARTY TRANSACTIONS

The Company provides certain administrative services to RPC, Inc. ("RPC") (a company of which Mr. R. Randall Rollins is also Chairman and which is otherwise affiliated with the Company). The service agreements between RPC and the Company provide for the provision of services on a cost reimbursement basis and are terminable on six months notice. The services covered by these agreements include administration of certain employee benefit programs, and other administrative services. Charges to RPC (or to corporations which are subsidiaries of RPC) for such services and rent totaled $0.2 million for the year ended December 31, 2008 and less than $0.1 million for each of the years ended December 31, 2007 and 2006.

The Company rents office, hanger and storage space to LOR, Inc. ("LOR") (a company controlled by R. Randall Rollins and Gary W. Rollins). Charges to LOR (or corporations which are subsidiaries of LOR) for rent totaled $0.8 million for the year ended December 31, 2008, $0.5 million for the year ended December 31, 2007 and $0.6 million for the year ended December 31, 2006.

All transactions were approved by the Company's Nominating and Governance Committee of the Board of Directors.

15. UNAUDITED QUARTERLY DATA

All earnings per share data for the quarters have been restated for the three-for-two stock split effective December 10, 2007.

(in thousands except per share data)	First	Second	Third	Fourth
2008				
Revenues	$ 210,078	$ 284,499	$ 277,911	$ 248,076
Gross Profit (Revenues – Cost of Services Provided)	100,125	138,423	132,496	115,026
Net Income	13,839	22,738	19,804	12,553
Income per Share:				
Income per Share – Basic	0.14	0.23	0.20	0.13
Income per Share – Diluted	0.14	0.23	0.20	0.13
2007				
Revenues	$ 201,232	$ 239,618	$ 238,116	$ 215,954
Gross Profit (Revenues – Cost of Services Provided)	94,396	118,017	115,087	98,755
Net Income	12,793	21,239	18,765	11,934
Income per Share:				
Income per Share – Basic	0.13	0.21	0.19	0.12
Income per Share – Diluted	0.13	0.21	0.19	0.12

16. CASH DIVIDEND

The Board of Directors, at its quarterly meeting on January 27, 2009, approved a 12% increase in the Company's quarterly dividend. The increased regular quarterly dividend of $0.07 per share will be payable March 10, 2009 to stockholders of record at the close of business February 10, 2009.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosures.

None

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures—We have established disclosure controls and procedures to ensure, among other things, that material information relating to the Company, including its consolidated subsidiaries, is made known to the officers who certify the Company's financial reports and to other members of senior management and the Board of Directors.

Based on management's evaluation as of December 31, 2008, in which the principal executive officer and principal financial officer of the Company participated, the principal executive officer and principal financial officer have concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) are effective, at the reasonable assurance level to ensure that the information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

Management's Report on Internal Control Over Financial Reporting—Management's Report on Internal Control Over Financial Reporting is contained on page 37.

Changes in Internal Controls—There were no changes in our internal control over financial reporting during the fourth quarter of 2008 that materially affected or are reasonably likely to materially affect these controls.

Item 9B. Other Information

None

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Information concerning directors and executive officers is included in the Company's Proxy Statement for its 2009 Annual Meeting of Stockholders (the "Proxy Statement"), in the section titled "Election of Directors". This information is incorporated herein by reference. Information about executive officers is contained on page 21 of this document.

Audit Committee and Audit Committee Financial Expert

Information concerning the Audit Committee of the Company and the Audit Committee Financial Expert(s) is included in the Company's Proxy Statement for its 2009 Annual Meeting of Stockholders, in the section titled "Corporate Governance and Board of Directors' Committees and Meetings—Audit Committee." This information is incorporated herein by reference.

Code of Ethics

The Company has adopted a Code of Business Conduct that applies to all employees. In addition, the Company has adopted a Code of Business Conduct and Ethics for Directors and Executive Officer and Related Party Transaction Policy. Both of these documents are available on the Company's website at www.rollins.com and a copy is available by writing to Investor Relations at 2170 Piedmont Road, Atlanta Georgia 30324. The Company intends to satisfy the disclosure requirement under Item 10 of Form 8-K regarding an amendment to, or waiver from, a provision of its code of ethics that relates to any elements of the code of ethics definition enumerated in SEC rules by posting such information on its internet website, the address of which is provided above.

Section 16(a) Beneficial Ownership Reporting Compliance

Information regarding compliance with Section 16(a) of the Exchange Act is included under "Compliance with Section 16(a) of the Securities Exchange Act" in the Company's Proxy Statement for its 2009 Annual Meeting of Stockholders, which is incorporated herein by reference.

Item 11. Executive Compensation.

The information under the captions "Compensation Committee Interlocks and Insider Participation," "Director Compensation," "Compensation Discussion and Analysis," "Compensation Committee Report," and "Executive Compensation" included in the Proxy Statement for the Annual Meeting of Stockholders to be held April 28, 2009 is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information under the captions "Capital Stock" and "Election of Directors" included in the Proxy Statement for the Annual Meeting of Stockholders to be held April 28, 2009 is incorporated herein by reference.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth certain information regarding equity compensation plans as of December 31, 2008.

Plan Category	Number of Securities To Be Issued Upon Exercise of Outstanding Options, Warrants and Rights (A)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (B)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A)) (C)
Equity compensation plans approved by security holders	2,293,133	$ 7.08	4,834,115
Equity compensation plans not approved by security holders	—	$ —	—
Total	2,293,133	$ 7.08	4,834,115(1)

(1) Includes 4,834,115 shares available for grant under the 2008 Employee Stock Incentive Plan. The 2008 Employee Stock Incentive Plan provides for awards of the Company's common stock and awards that are valued in whole or in part by reference to the Company's common stock apart from stock options and SARs including, without limitation, restricted stock, performance-accelerated restricted stock, performance stock, performance units, and stock awards or options valued by reference to book value or subsidiary performance.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information under the caption "Certain Relationships and Related Party Transactions" included in the Proxy Statement is incorporated herein by reference. Information concerning director independence is included in the Proxy Statement, in the section titled "Corporate Governance and Board of Directors' Committees and Meetings." This information is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services.

Information regarding principal accounting fees and services is set forth under "Independent Public Accountants" in the Company's Proxy Statement for its 2009 Annual Meeting of Stockholders, which information is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules, and Reports on Form 8-K.

(a) *Consolidated Financial Statements, Financial Statement Schedule and Exhibits.*

1. Consolidated financial statements listed in the accompanying Index to Consolidated Financial Statements and Schedule are filed as part of this report.

2. The financial statement schedule listed in the accompanying Index to Consolidated Financial Statements and Schedule is filed as part of this report.

3. Exhibits listed in the accompanying Index to Exhibits are filed as part of this report. The following such exhibits are management contracts or compensatory plans or arrangements:

(10)(a) Rollins, Inc. 1994 Employee Stock Incentive Plan incorporated herein by reference to Exhibit (10)(b) as filed with its Form 10-K for the year ended December 31, 1999.

(10)(b) Rollins, Inc. 1998 Employee Stock Incentive Plan incorporated herein by reference to Exhibit A of the March 24, 1998 Proxy Statement for the Annual Meeting of Stockholders held on April 28, 1998.

(10)(c) Rollins, Inc. Form of Restricted Stock Agreement incorporated herein by reference to Exhibit (10)(c) as filed with its Form 10-K for the year ended December 31, 2004.

(10)(d) Rollins, Inc. Form of Option Agreement incorporated herein by reference to Exhibit (10)(d) as filed with its Form 10-K for the year ended December 31, 2004.

(10)(m) Rollins, Inc. Amended and Restated Deferred Compensation Plan, incorporated herein by reference to Exhibit 4.1 filed with the registrant's Form S-8 filed November 18, 2005.

(10)(n) Form of Plan Agreement pursuant to the Rollins, Inc. Amended and Restated Deferred Compensation Plan, incorporated herein by reference to Exhibit 4.2 filed with the registrant's Form S-8 filed November 18, 2005.

(10)(q) Rollins, Inc. Executive Compensation Summary as of January 23, 2007 incorporated herein by reference to Exhibit 10(q) as filed with its Form 10-K for the year ended December 31, 2006

(10)(r) Amendment to 1994 and 1998 Stock Incentive Plans incorporated herein by reference to Exhibit 10(r) as filed with its Form 10-K for the year ended December 31, 2006.

(10)(s) Summary of Rollins, Inc. Non-Employee Directors Compensation as of January 23, 2007 incorporated herein by reference to Exhibit 10(s) as filed with its Form 10-K for the year ended December 31, 2006.

(10)(t) Rollins, Inc. Executive Compensation Summary as of January 22, 2008 incorporated herein by reference to Exhibit 10(t) as filed with its Form 10-K for the year-ended December 31, 2007.

(10)(u) Summary of Rollins, Inc. Non-Employee Directors Compensation as of January 22, 2008 incorporated herein by reference to Exhibit 10(u) as filed with its Form 10-K for the year-ended December 31, 2007.

(10)(v) Written description of Rollins, Inc. Performance-Based Incentive Cash Compensation Plan incorporated herein by reference to Exhibit 10(a) as filed with its Form 8-K dated April 22, 2008.

(10)(w) Forms of award agreements under the 2008 Cash Incentive Plan incorporated herein by reference to Exhibit 10(b) of its Form 8-K dated April 22, 2008.

(10)(x) 2008 Stock Incentive Plan incorporated herein by reference to Exhibit A of the March 17, 2008 Proxy Statement for the Annual Meeting of the Stockholders held on April 22, 2008.

(10)(y) Form of Restricted Stock Grant Agreement incorporated herein by reference to Exhibit 10(d) as filed with its Form 8-K dated April 22, 2008.

(b) Exhibits (inclusive of item 3 above):

(2)(a) Asset Purchase Agreement by and among Orkin, Inc. and Western Industries, Inc., Western Exterminating Company, Inc. et al. dated March 8, 2004 incorporated herein by reference to Exhibit (2) (i) as filed with its Form 10-Q for the quarter ended March 31, 2004, as amended. *

(2)(b) Asset Purchase Agreement dated as of March 28, 2008 by and among Rollins HT, Inc., Centex Home Services, LLC, HomeTeam Pest Defense, Inc., and HomeTeam Pest Defense, LLC, incorporated herein by reference to Exhibit 2.1 to the Form 8-K dated March 28, 2008.

(3)(i) (A) Restated Certificate of Incorporation of Rollins, Inc. dated July 28, 1981, incorporated herein by reference to Exhibit (3)(i)(A) as filed with the registrant's Form 10-Q filed August 1, 2005.

(B) Certificate of Amendment of Certificate of Incorporation of Rollins, Inc. dated August 20, 1987, incorporated herein by reference to Exhibit 3(i)(B) filed with the registrant's 10-K filed March 11, 2005.

(C) Certificate of Change of Location of Registered Office and of Registered Agent dated March 22, 1994, incorporated herein by reference to Exhibit (3)(i)(C) filed with the registrant's Form 10-Q filed August 1, 2005.

(D) Certificate of Amendment of Certificate of Incorporation of Rollins, Inc. dated April 25, 2006, incorporated herein by reference to Exhibit 3(i)(D) filed with the registrant's 10-Q filed October 31, 2006

(ii) Revised By-laws of Rollins, Inc. dated October 23, 2007, incorporated herein by reference to Exhibit (3) (i) as filed with its Form 8-K dated October 23, 2007.

(4) Form of Common Stock Certificate of Rollins, Inc. incorporated herein by reference to Exhibit (4) as filed with its Form 10-K for the year ended December 31, 1998.

(10)(a) Rollins, Inc. 1994 Employee Stock Incentive Plan incorporated herein by reference to Exhibit (10)(b) as filed with its Form 10-K for the year ended December 31, 1999.

(10)(b) Rollins, Inc. 1998 Employee Stock Incentive Plan incorporated herein by reference to Exhibit A of the March 24, 1998 Proxy Statement for the Annual Meeting of Stockholders held on April 28, 1998.

(10)(c)	Rollins, Inc. Form of Restricted Stock Agreement incorporated herein by reference to Exhibit (10)(c) as filed with its Form 10-K for the year ended December 31, 2004.
(10)(d)	Rollins, Inc. Form of Option Agreement incorporated herein by reference to Exhibit (10)(d) as filed with its Form 10-K for the year ended December 31, 2004.
(10)(j)	Purchase and Sale Agreement by and among Rollins Continental, Inc. et al. dated April 28, 2004 incorporated herein by reference to Exhibit (2) (ii) as filed with its Form 10-Q for the quarter ended June 30, 2004.
(10)(k)	Purchase and Sale Agreement by and among Rollins Continental, Inc. et al. dated December 20, 2004 incorporated herein by reference to Exhibit (10)(k) as filed with its Form 10-K for the year ended December 31, 2004.
(10)(m)	Rollins, Inc. Amended and Restated Deferred Compensation Plan, incorporated herein by reference to Exhibit 4.1 filed with the registrant's Form S-8 filed November 18, 2005.
(10)(n)	Form of Plan Agreement pursuant to the Rollins, Inc. Amended and Restated Deferred Compensation Plan, incorporated herein by reference to Exhibit 4.2 filed with the registrant's Form S-8 filed November 18, 2005.
(10)(q)	Rollins, Inc. Executive Compensation Summary as of January 23, 2007 incorporated herein by reference to Exhibit 10(q) as filed with its Form 10-K for the year ended December 31, 2006
(10)(r)	Amendment to 1994 and 1998 Stock Incentive Plans incorporated herein by reference to Exhibit 10(r) as filed with its Form 10-K for the year ended December 31, 2006.
(10)(s)	Summary of Rollins, Inc. Non-Employee Directors Compensation as of January 23, 2007 incorporated herein by reference to Exhibit 10(s) as filed with its Form 10-K for the year ended December 31, 2006.
(10)(t)	Rollins, Inc. Executive Compensation Summary as of January 22, 2008 incorporated herein by reference to Exhibit 10(t) as filed with its Form 10-K for the year-ended December 31, 2007.
(10)(u)	Summary of Rollins, Inc. Non-Employee Directors Compensation as of January 22, 2008 incorporated herein by reference to Exhibit 10(u) as filed with its Form 10-K for the year-ended December 31, 2007.
(10)(v)	Written description of Rollins, Inc. Performance-Based Incentive Cash Compensation Plan incorporated herein by reference to Exhibit 10(a) as filed with its Form 8-K dated April 22, 2008.
(10)(w)	Forms of award agreements under the 2008 Cash Incentive Plan incorporated herein by reference to Exhibit 10(b) of its Form 8-K dated April 22, 2008.
(10)(x)	2008 Stock Incentive Plan incorporated herein by reference to Exhibit A of the March 17, 2008 Proxy Statement for the Annual Meeting of the Stockholders held on April 22, 2008.
(10)(y)	Form of Restricted Stock Grant Agreement incorporated herein by reference to Exhibit 10(d) as filed with its Form 8-K dated April 22, 2008.

(10)(z) Revolving Credit Agreement dated as of March 28, 2008 between Rollins, Inc., SunTrust Bank and Bank of America, N.A., incorporated herein by reference to Exhibit 99.1 as filed with its 8-K dated March 28, 2008.

(21) Subsidiaries of Registrant.

(23.1) Consent of Grant Thornton LLP, Independent Registered Public Accounting Firm.

(24) Powers of Attorney for Directors.

(31.1) Certification of Chief Executive Officer Pursuant to Item 601(b)(31) of Regulation S-K, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

(31.2) Certification of Chief Financial Officer Pursuant to Item 601(b)(31) of Regulation S-K, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

(32.1) Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Confidential treatment, pursuant to 17 C.F.R. Sections 200.80 and 230.406, has been granted regarding certain portions of the indicated Exhibit, which portions have been filed separately with the Commission.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROLLINS, INC.

By: /s/ GARY W. ROLLINS

Gary W. Rollins
Chief Executive Officer, President and Chief Operating Officer
(Principal Executive Officer)

Date: March 2, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

By: /s/ GARY W. ROLLINS

Gary W. Rollins
Chief Executive Officer, President and Chief Operating Officer
(Principal Executive Officer)

Date: March 2, 2009

By: /s/ HARRY J. CYNKUS

Harry J. Cynkus
Chief Financial Officer and Treasurer
(Principal Financial and Accounting Officer)

Date: March 2, 2009

The Directors of Rollins, Inc. (listed below) executed a power of attorney appointing Gary W. Rollins their attorney-in-fact, empowering him to sign this report on their behalf.

R. Randall Rollins, Director
Wilton Looney, Director
Henry B. Tippie, Director
James B. Williams, Director
Bill J. Dismuke, Director
Thomas J. Lawley, Director

/s/ GARY W. ROLLINS

Gary W. Rollins
As Attorney-in-Fact & Director
March 2, 2009

ROLLINS, INC. AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE

The following documents are filed as part of this report.

Schedules not listed above have been omitted as not applicable, immaterial or disclosed in the Consolidated Financial Statements or notes thereto.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

ROLLINS, INC. AND SUBSIDIARIES

	For the years ended December 31, 2008, 2007 and 2006			
(in thousands)	**Balance at Beginning of Period**	**Charged to Costs and Expenses**	**Net (Deductions) Recoveries(1)**	**Balance at End of Period**
Year ended December 31, 2008				
Allowance for doubtful accounts	$ 6,668	$ 8,984	$ (8,113)	$ 7,539
Year ended December 31, 2007				
Allowance for doubtful accounts	$ 7,228	$ 5,915	$ (6,475)	$ 6,668
Year ended December 31, 2006				
Allowance for doubtful accounts	$ 5,615	$ 7,195	$ (5,582)	$ 7,228

(1) Net deductions represent the write-off of uncollectible receivables net of recoveries and transfer in of reserves from the HomeTeam Pest Defense acquisition.

ROLLINS, INC. AND SUBSIDIARIES
INDEX TO EXHIBITS

Exhibit Number	Exhibit Description
(2)(a)	Asset Purchase Agreement by and among Orkin, Inc. and Western Industries, Inc., Western Exterminating Company, Inc. et al. dated March 8, 2004 incorporated herein by reference to Exhibit (2)(i) as filed with its Form 10-Q for the quarter ended March 31, 2004, as amended.*
(3)(i)	(A) Restated Certificate of Incorporation of Rollins, Inc. dated July 28, 1981, incorporated herein by reference to Exhibit (3)(i)(A) as filed with the registrant's Form 10-Q filed August 1, 2005.
	(B) Certificate of Amendment of Certificate of Incorporation of Rollins, Inc. dated August 20, 1987, incorporated herein by reference to Exhibit 3(i)(B) filed with the registrant's 10-K filed March 11, 2005.
	(C) Certificate of Change of Location of Registered Office and of Registered Agent dated March 22, 1994, incorporated herein by reference to Exhibit (3)(i)(C) filed with the registrant's Form 10-Q filed August 1, 2005.
	(D) Certificate of Amendment of Certificate of Incorporation of Rollins, Inc. dated April 25, 2006, incorporated herein by reference to Exhibit 3(i)(D) filed with the registrant's 10-Q filed October 31, 2006.
(ii)	Revised By-laws of Rollins, Inc. dated October 23, 2007, incorporated herein by reference to Exhibit (3)(i) as filed with its Form 8-K dated October 23, 2007.
(4)	Form of Common Stock Certificate of Rollins, Inc. incorporated herein by reference to Exhibit (4) as filed with its Form 10-K for the year ended December 31, 1998.
(10)(a)	Rollins, Inc. 1994 Employee Stock Incentive Plan incorporated herein by reference to Exhibit (10)(b) as filed with its Form 10-K for the year ended December 31, 1999.
(10)(b)	Rollins, Inc. 1998 Employee Stock Incentive Plan incorporated herein by reference to Exhibit A of the March 24, 1998 Proxy Statement for the Annual Meeting of Stockholders held on April 28, 1998.
(10)(c)	Rollins, Inc. Form of Restricted Stock Agreement incorporated herein by reference to Exhibit (10)(c) as filed with its Form 10-K for the year ended December 31, 2004.
(10)(d)	Rollins, Inc. Form of Option Agreement incorporated herein by reference to Exhibit (10)(d) as filed with its Form 10-K for the year ended December 31, 2004.
(10)(f)	Written Description of Rollins, Inc. Performance-Based Incentive Cash Compensation Plan incorporated herein by reference to Exhibit (10)(f) as filed with its Form 10-K for the year ended December 31, 2004.
(10)(j)	Purchase and Sale Agreement by and among Rollins Continental, Inc. et al. dated April 28, 2004 incorporated herein by reference to Exhibit (2)(ii) as filed with its Form 10-Q for the quarter ended June 30, 2004.
(10)(k)	Purchase and Sale Agreement by and among Rollins Continental, Inc. et al. dated December 20, 2004 incorporated herein by reference to Exhibit (10)(k) as filed with its Form 10-K for the year ended December 31, 2004.
(10)(l)	Rollins, Inc. Executive Compensation Summary as of January 24, 2006 incorporated herein by reference to Exhibit (10)(l) as filed with its Form 10-K for the year ended December 31, 2005

Exhibit Number	Exhibit Description
(10)(m)	Rollins, Inc. Amended and Restated Deferred Compensation Plan, incorporated herein by reference to Exhibit 4.1 filed with the registrant's Form S-8 filed November 18, 2005.
(10)(n)	Form of Plan Agreement pursuant to the Rollins, Inc. Amended and Restated Deferred Compensation Plan, incorporated herein by reference to Exhibit 4.2 filed with the registrant's Form S-8 filed November 18, 2005.
(10)(o)	Form A of Executive Bonus Plan incorporated herein by reference to Exhibit (10)(o) as filed with its Form 10-K for the year ended December 31, 2005.
(10)(p)	Form B of Executive Bonus Plan incorporated herein by reference to Exhibit (10)(p) as filed with its Form 10-K for the year ended December 31, 2005.
(10)(q)	Rollins, Inc. Executive Compensation Summary as of January 23, 2007 incorporated herein by reference to Exhibit 10(q) as filed with its Form 10-K for the year ended December 31, 2006.
(10)(r)	Amendment to 1994 and 1998 Stock Incentive Plans incorporated herein by reference to Exhibit 10(r) as filed with its Form 10-K for the year ended December 31, 2006.
(10)(s)	Summary of Rollins, Inc. Non-Employee Directors Compensation as of January 23, 2007 incorporated herein by reference to Exhibit 10(s) as filed with its Form 10-K for the year ended December 31, 2006.
(10)(t)	Rollins, Inc. Executive Compensation Summary as of January 22, 2008.
(10)(u)	Summary of Rollins, Inc. Non-Employee Directors Compensation as of January 22, 2008.
(21)	Subsidiaries of Registrant.
(23.1)	Consent of Grant Thornton LLP, Independent Registered Public Accounting Firm.
(24)	Powers of Attorney for Directors.
(31.1)	Certification of Chief Executive Officer Pursuant to Item 601(b)(31) of Regulation S-K, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
(31.2)	Certification of Chief Financial Officer Pursuant to Item 601(b)(31) of Regulation S-K, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
(32.1)	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Confidential treatment, pursuant to 17 C.F.R. Sections 200.80 and 230.406, has been granted regarding certain portions of the indicated Exhibit, which portions have been filed separately with the Commission.

Exhibit 31.1

I, Gary W. Rollins, certify that:

1. I have reviewed this annual report on Form 10-K of Rollins, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 2, 2009

/s/ GARY W. ROLLINS

Gary W. Rollins, Chief Executive Officer,
President and Chief Operating Officer
(Principal Executive Officer)

Exhibit 31.2

I, Harry J. Cynkus, certify that:

1. I have reviewed this annual report on Form 10-K of Rollins, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 2, 2009

/s/ HARRY J. CYNKUS

Harry J. Cynkus, Executive Vice President, Chief Financial Officer and Treasurer
(Principal Financial and Accounting Officer)

Exhibit 32.1

CERTIFICATION OF PERIODIC FINANCIAL REPORTS PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Rollins, Inc., a Delaware corporation (the "Company"), on Form 10-K for the period ended December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned certifies, pursuant to 18 U.S.C. sec. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to his knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 2, 2009

By: /s/ GARY W. ROLLINS

Gary W. Rollins
Chief Executive Officer, President and Chief Operating Officer
(Principal Executive Officer)

Date: March 2, 2009

By: /s/ HARRY J. CYNKUS

Harry J. Cynkus
Chief Financial Officer and Treasurer
(Principal Financial and Accounting Officer)

This certification shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.



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Additional Annual Report Stockholder's Information
(This is not a part of the Company's Form 10-K filed with the Securities and Exchange Commission)

Certifications

The most recent certifications by the Company's chief executive officer and chief financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to the Company's Form 10-K, included with this annual report. The Company has also filed with the New York Stock Exchange the most recent annual CEO certification, without qualification, as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

This annual report contains statements that constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including all statements that look forward in time or express management's beliefs, expectations or hopes. In particular, such statements include, without limitation, statements regarding our belief that Home Team has a bright future; our belief that our commercial business is less affected by the volatility associated with an economic downturn and that we expect to see strong growth rates going forward; our belief that commercial customers are less likely to cancel their service due to a weak economy; our plans to continue our tradition of progress and leadership; our belief that our mosquito service will continue to grow through increased household penetration and repeat purchases; our expectation to expand our "Power Sell" technology to other divisions in the near future and our expectation that this technology will contribute to higher sales and increased employee retention; our plans and timing to launch a field pilot of our proprietary routing and scheduling system; and the anticipated amount of savings which may be achieved through this system. All forward-looking statements are made as of the date hereof and are based on current management expectations and information available to it as of such date. The Company assumes no obligation to update any forward-looking statement. The actual results of the Company could differ materially from those indicated by the forward-looking statements because of various risks and uncertainties, including, without limitation, the possibility of an adverse ruling against the Company in pending litigation; general economic conditions; market risk; changes in industry practices or technologies; the degree of success of the Company's pest and termite process reforms and pest control selling and treatment methods; the Company's ability to identify potential acquisitions and to integrate acquired companies; climate and weather trends; competitive factors and pricing practices; potential increases in labor costs; changes in various government laws and regulations, including environmental regulations; and all other risks identified under the title "Risk Factors" in the Company's Annual Report on Form 10-K included as a part of this Annual Report. All of the foregoing risks and uncertainties are beyond the ability of the Company to control, and in many cases the Company cannot predict the risks and uncertainties that could cause its actual results to differ materially from those indicated by the forward-looking statements.



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STOCKHOLDERS' INFORMATION

ANNUAL MEETING

The Annual Meeting of the Stockholders will be held at 12:30 p.m., April 28, 2009, at the Company's corporate offices in Atlanta, Georgia.

TRANSFER AGENT AND REGISTRAR

For inquiries related to stock certificates, including changes of address, lost certificates, dividends and tax forms, please contact:

Proxy Services
c/o Computershare Investor Services
P.O. Box 43102
Providence, Rhode Island 02940

STOCK EXCHANGE INFORMATION

The Common Stock of the Company is listed on the New York Stock Exchange and traded on the Philadelphia, Chicago and Boston Exchanges under the symbol ROL.

DIVIDEND REINVESTMENT PLAN

This Plan provides a simple, convenient and inexpensive way for stockholders to invest cash dividends in additional Rollins, Inc. shares. For further information, contact Investor Relations at the mailing address below.

CORPORATE OFFICES

Rollins, Inc.
2170 Piedmont Road, N.E.
Atlanta, Georgia 30324

MAILING ADDRESS

Rollins, Inc.
P.O. Box 647
Atlanta, Georgia 30301

TELEPHONE

(404) 888-2000

DIRECTORS

HENRY B. TIPPIE•
Chairman of the Board and Chief Executive Officer of Tippie Services, Inc. (management services)

R. RANDALL ROLLINS*
Chairman of the Board of Rollins, Inc., Chairman of the Board of RPC, Inc. (oil and gas field services) and Chairman of the Board of Marine Products Corporation (boat manufacturing)

WILTON LOONEY†
Honorary Chairman of the Board of Genuine Parts Company (automotive parts distributor)

JAMES B. WILLIAMS†
Retired Chairman of the Executive Committee of SunTrust Banks, Inc. (bank holding company)

GARY W. ROLLINS*
Chief Executive Officer, President and Chief Operating Officer of Rollins, Inc.

BILL J. DISMUKE+
Retired President of Edwards Baking Company

THOMAS J. LAWLEY
Dean of the Emory University School of Medicine since 1996

• Chairman of the Audit Committee, Compensation Committee, Nominating & Governance Committee & Diversity Committee
* Member of the Executive Committee
† Member of the Audit Committee, Compensation Committee, Nominating & Governance Committee & Diversity Committee
+ Member of the Audit Committee

OFFICERS

R. RANDALL ROLLINS – Chairman of the Board

GARY W. ROLLINS – Chief Executive Officer, President and Chief Operating Officer

HARRY J. CYNKUS – Chief Financial Officer and Treasurer

MICHAEL W. KNOTTEK – Senior Vice President and Secretary

GLEN W. ROLLINS – Vice President

ROLLINS FAMILY OF COMPANIES:


ORKIN

WESTERN
PEST SERVICES

IFC

HomeTeam
PEST DEFENSE

Crane
PEST CONTROL
